BAYTEX ENERGY CORP.

ANNUAL REPORT

TWO THOUSAND THIRTEEN

BAYTEX ENERGY CORP. ANNUAL REPORT TWO THOUSAND THIRTEEN

OPERATING AREAS

BRITISH
COLUMBIA
ALBERTA
SASKATCHEWAN
CANADA
PEACE RIVER
COLD LAKE
LLOYDMINSTER
KERROBERT
CALGARY
BAKKEN /
THREE FORKS
USA
MONTANA
NORTH DAKOTA

CONTENTS

5 Message to Shareholders

8 Management's Discussion and Analysis

29 Management's Report

30 Auditors' Reports

32 Consolidated Financial Statements

66 Reserves Information

OPERATING AREAS CONTENTS 5 Message to Shareholders 8 Management’s Discussion and Analysis 29 Management’s Report 30 Auditors’ Reports 32 Consolidated Financial Statements 66 Reserves Information

SUMMARY

	Years Ended

	December 31, 2013	December 31, 2012	Change

FINANCIAL (thousands of Canadian dollars, except per common share amounts)
Petroleum and natural gas sales	1,367,459	1,219,484	12%
Funds from operations(1)	604,438	532,725	13%
Per share – basic	4.88	4.44	10%
Per share – diluted	4.82	4.37	10%
Cash dividends declared(2)	237,663	215,184	10%
Dividends declared per share	2.64	2.64	–
Net income(3)	164,845	258,631	(36%)
Per share – basic	1.33	2.16	(38%)
Per share – diluted	1.32	2.12	(38%)
Exploration and development	550,900	418,625	32%
Acquisitions, net of divestitures	(39,082)	(170,936)	(77%)

Total oil and natural gas capital expenditures	511,818	247,689	107%

Bank loan	223,371	116,394	92%
Long-term debt	459,540	449,235	2%
Working capital deficiency	79,151	34,197	131%

Total monetary debt(4)	762,062	599,826	27%
OPERATING
Daily production
Light oil and NGL (bbl/d)	8,134	7,360	11%
Heavy oil (bbl/d)	42,064	39,447	7%
Total oil and NGL (bbl/d)	50,198	46,807	7%
Natural gas (mcf/d)	41,989	43,076	(3%)
Oil equivalent (boe/d @ 6:1)(5)	57,196	53,986	6%
Average prices (before hedging)
WTI oil (US$/bbl)	97.97	94.19	4%
WCS heavy oil (US$/bbl)	72.78	73.16	(1%)
Edmonton par oil ($/bbl)	93.24	86.53	8%
Baytex heavy oil ($/bbl)(6)	65.24	59.44	10%
Baytex light oil and NGL ($/bbl)	79.61	74.07	7%
Baytex total oil and NGL ($/bbl)	67.57	61.74	9%
Baytex natural gas ($/mcf)	3.32	2.45	36%
Baytex oil equivalent ($/boe)	61.74	55.48	11%
CAD/USD noon rate at period end	1.0636	0.9949	7%
CAD/USD average rate for period	1.0299	0.9991	3%

Baytex Energy Corp.    2013 Annual Report    1

	Years Ended

	December 31, 2013	December 31, 2012

COMMON SHARE INFORMATION
TSX
Share price (Cdn$)
High	47.60	59.40
Low	36.37	38.54
Close	41.64	42.87
Volume traded (thousands)	105,097	108,327
NYSE
Share price (US$)
High	47.47	59.50
Low	34.75	37.40
Close	39.16	43.24
Volume traded (thousands)	15,071	22,135
Common shares outstanding (thousands)	125,392	121,868

Notes:

(1)
Funds from operations is a non-Generally Accepted Accounting Principles ("GAAP") measure that represents cash generated from operating activities adjusted for finance costs, changes in non-cash operating working capital and other operating items. Baytex's funds from operations may not be comparable to other issuers. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future dividends and capital investments. For a reconciliation of funds from operations to cash flow from operating activities, see Management's Discussion and Analysis of the operating and financial results for the three months and year ended December 31, 2013.
(2)
Cash dividends declared are net of DRIP participation.
(3)
Net income for the year ended December 31, 2013 includes gains on divestitures of oil and gas properties of $21.0 million (2012 – gain of $172.5 million) and loss on financial instruments of $13.1 million (2012 – gain of $61.6 million).
(4)
Total monetary debt is a non-GAAP measure which we define to be the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives, assets held for sale and liabilities related to assets held for sale)), the principal amount of long-term debt and long-term bank loan.
(5)
Barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. The use of boe amounts may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
(6)
Heavy oil prices exclude condensate blending.

2    Baytex Energy Corp.    2013 Annual Report

Advisory Regarding Forward-Looking Statements

This report contains forward-looking statements relating to: our business strategies, plans and objectives; our ability to grow our reserves base and add to production levels through exploration and development activities complemented by strategic acquisitions; expected average 30-day peak production rates from cold horizontal multi-lateral wells at Peace River; our liquidity and financial capacity; our debt-to-funds from operations ratio; the sufficiency of our financial resources to fund our operations; the outlook for Canadian heavy oil prices and the pricing differential between Canadian heavy oil and West Texas Intermediate light oil, including catalysts that could positively impact heavy oil prices in 2014; the existence, operation and strategy of our risk management program for commodity prices, heavy oil differentials and interest and foreign exchange rates; our ability to mitigate our exposure to heavy oil price differentials by transporting our crude oil to market by railways; the anticipated benefits from the acquisition of Aurora, including our beliefs that the acquisition will be an excellent fit with our business model and will provide shareholders with exposure to low-risk, repeatable, high-return projects with capital efficiencies; our expectations that the Aurora assets have infrastructure in place that support low-risk future annual production and that such assets will provide material production, long-term growth and high quality reserves with upside potential; anticipated effect of the acquisition of Aurora on us, including our funds from operations; our expectations regarding the effect of well downspacing, improving completion techniques and new development targets on the reserves potential of the Aurora assets; the timing of completion of the acquisition of Aurora; our plan to increase the dividend on our common shares upon completion of the acquisition of Aurora; our average production rate for 2014; our exploration and development capital expenditures for 2014; our reserves life index; forecast prices for oil and natural gas; forecast interest and exchange rates; and future development costs. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time. We refer you to the end of the Management's Discussion and Analysis section of this report for our advisory on forward-looking information and statements.

Contingent Resources

This report contains estimates of contingent resources. Contingent resources is not, and should not be confused with, petroleum and natural gas reserves. Contingent resources is defined in the Canadian Oil and Gas Evaluation Handbook as "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage." The outstanding contingencies applicable to our disclosed contingent resources do not include economic contingencies. In this report we refer to economic contingent resources which are those resources that are currently economically recoverable based on specific forecasts of commodity prices and costs. For additional information on contingent resources, we refer you to the end of this report for our advisory on oil and gas information.

Non-GAAP Financial Measures

Funds from operations is not a measurement based on Generally Accepted Accounting Principles ("GAAP") in Canada, but is a financial term commonly used in the oil and gas industry. Funds from operations represents cash generated from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Baytex's determination of funds from operations may not be comparable with the calculation of similar measures for other entities. Baytex considers funds from operations a key measure of performance as it demonstrates its ability to generate the cash flow necessary to fund future dividends to shareholders and capital

Baytex Energy Corp.    2013 Annual Report    3

investments. The most directly comparable measures calculated in accordance with GAAP are cash flow from operating activities and net income.

Operating netback is not a measurement based on GAAP in Canada, but is a financial term commonly used in the oil and gas industry. Operating netback is equal to product revenue less royalties, operating expenses and transportation expenses dividend by barrels of oil equivalent sales volume for the applicable period. Baytex's determination of operating netback may not be comparable with the calculation of similar measures for other entities. Baytex believes that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

Total monetary debt is not a measurement based on GAAP in Canada. Baytex defines total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loans. Baytex believes that this measure assists in providing a more complete understanding of our cash liabilities.

4    Baytex Energy Corp.    2013 Annual Report

MESSAGE TO SHAREHOLDERS

The year 2013 was an exceptional year as Baytex delivered its highest level of funds from operations and reached record annual production, while growing proved plus probable reserves by 9%, all in a challenging year for heavy oil pricing. We replaced 234% of our production through organic development and distributed $238 million to our shareholders in dividends.

We followed through on our commitment to shareholders to deliver organic production growth, pay a meaningful dividend and maintain capital discipline. We executed on several strategic objectives, including the largest capital development program in company history, the advancement of our thermal projects and an enhanced crude-by-rail marketing strategy. We maintained a conservative balance sheet with low debt levels and adequate liquidity to support our growth-and-income model. Importantly, we continue to operate our business in safe and environmentally-responsible manner to benefit all stakeholders.

Highest Corporate Production and Reserves

Production and reserves growth are a key part of our growth-and-income strategy. In 2013, we achieved growth in both areas by executing on a well-planned capital program. During the year, we drilled 227 net wells with a 99% success rate and increased production to 57,196 boe/d; the highest level in company history. We continued to advance primary development activities at our three core operating regions of Peace River, Lloydminster and North Dakota.

At Peace River, our cold horizontal multi-lateral drilling program was one of the strongest in company history with average 30-day peak production rates near the upper end of our expected range. At Lloydminster we continued to expand on our inventory of drilling opportunities with an increased focus on horizontal drilling. And in North Dakota, our reserves base expanded as downspacing opportunities were identified.

In addition to our conventional drilling, we continued to progress our thermal operations. Our second module at Peace River, consisting of fifteen wells that were successfully drilled throughout 2013, are currently producing as planned under primary conditions to create the initial voidage required for the cyclic steam stimulation process. Construction of our Gemini steam-assisted gravity drainage pilot project facilities were completed in 2013 with steam injection commencing in January 2014.

We continued to focus our development expenditures on profitable crude oil investment opportunities, resulting in a 9% increase in reserves to 318 million barrels of oil equivalent on a proved plus probable basis. Capital efficiency is a fundamental tenet of Baytex's operational model and this year's reserves replacement resulted in an impressive recycle ratio of 1.8x, continuing our record of high capital efficiencies.

Financial Performance

Baytex generated the highest level of funds from operations in company history which, given the volatility we have experienced in heavy oil prices over the past year, is a sign of the underlying strength of our core business. We continue to have a strong balance sheet and ample liquidity to allow us to successfully execute our growth-and-income model. Our total monetary debt at year-end represents a debt-to-fund from operations ratio of 1.3 times, based on funds from operations over the trailing 12-month period.

Almost three quarters of our production is heavy oil. The benchmark price for our heavy oil is Western Canadian Select, or WCS, which trades at a discount to West Texas Intermediate, or WTI. The discount, as measured by the price differential between WCS and WTI averaged 26% during 2013, as compared to 22% in 2012, mainly due to transportation constraints to the U.S. refining market.

Market conditions have recently improved with the forward market indicating a WCS average differential of approximately 23% for the first quarter of 2014 and 21% for the remainder of this year. The improved market

Baytex Energy Corp.    2013 Annual Report    5

conditions reflect a number of positive catalysts unfolding in 2014, including increased refinery demand in the U.S. Midwest, a continued increase in crude-by-rail volumes and a number of pipeline capacity improvements and expansion projects.

Baytex actively employs risk mitigation strategies to maximize the profitability of its heavy oil production in the context of volatile differentials. In 2013, we significantly expanded our use of rail transportation, which allows us to deliver our heavy oil to higher netback markets and mitigate our exposure to pipeline access disruptions. Our rail volumes grew from 20% at year-end 2012 to represent 50% of our heavy oil production by year-end 2013. This enhanced crude-by-rail strategy has a positive impact on our corporate netback. In 2013, Baytex's realized heavy oil price represented 87% of WCS, compared to 81% in 2012.

Acquisition of Aurora Oil & Gas

On February 6, 2014, we entered an agreement to acquire all of the ordinary shares of Aurora for A$4.10 (Australian dollars) per share by way of a scheme of arrangement under Australian law. The total purchase price is estimated at $2.6 billion, including the assumption of approximately $750 million of debt. To finance a portion of the acquisition, Baytex completed a subscription receipt financing on February 24, 2014, raising gross proceeds of approximately $1.5 billion.

The acquisition enhances Baytex's growth-and-income business model, delivers production and reserves per share growth and provides attractive capital efficiencies for future investment. The acquisition is accretive to our funds from operations while maintaining a strong balance sheet.

The primary asset is 22,200 net contiguous acres in the prolific Sugarkane Field located in South Texas in the core of the liquids-rich Eagle Ford shale. Fourth quarter 2013 gross production was 24,678 boe/d of predominantly light, high-quality crude oil. The Sugarkane Field has been largely delineated with infrastructure in place, which is expected to facilitate low-risk future annual production growth. In addition, these assets have significant future reserves upside potential from well downspacing, improving completion techniques and new development targets in additional zones.

The transaction is subject to a number of customary closing conditions, including the receipt of required regulatory and court approvals, as well as shareholder approval. We expect the transaction to close in late May 2014.

Responsible Value Creation

We believe that by acting as a responsible company in all aspects of our operations, not just financial, we create long-term value for all stakeholders. We focus on employee opportunities for personal growth, an improved quality of life in communities where we operate, business opportunities for Aboriginal groups, and an attractive return on investment for shareholders. More broadly, society benefits from environmentally-responsible development that produces reliable energy at a reasonable cost. I can assure you that our values-based focus on environmental protection and the well-being of communities and employees is supported by strong ethics.

Summary

At Baytex, we are committed to a growth-and-income model and its three fundamental principles: delivering organic production growth, paying a meaningful dividend and maintaining capital discipline. Through the combination of an expanded inventory of high capital efficiency projects and an improved outlook for heavy oil differentials, we remain confident in our business plan going forward. Consequently, Baytex has committed to increase the monthly dividend on its common shares by 9% to $0.24 from $0.22 per share, subject to the completion of the Aurora acquisition.

Our 2014 production guidance is 60,000 to 62,000 boe/d with budgeted exploration and development expenditures of $485 million, and does not include the integration of Aurora's assets. We anticipate drilling approximately 201 net

6    Baytex Energy Corp.    2013 Annual Report

wells that span our acreage position across our three core operating regions. Following closing of the Aurora acquisition, we will provide revised guidance for full-year 2014.

Baytex's success is due to our dedicated and talented team of employees who align with our strategy, consistently execute on our plans and drive the creation of shareholder value. Complementing our leadership team and committed employees, it is important to recognize that our Board of Directors is an indispensable source of guidance and support which contribute significantly to our success.

Developing oil and gas resources requires a long-term commitment. Accordingly, we will continue to focus on creating value for all stakeholders over the long-term. We look forward to executing our growth-and-income model for the ongoing benefit of all stakeholders and we thank you for your continued support.

On behalf of the Board of Directors,

James L. Bowzer
President and Chief Executive Officer
March 13, 2014

Baytex Energy Corp.    2013 Annual Report    7

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Baytex Energy Corp. for the year ended December 31, 2013. This information is provided as of March 12, 2014. In this MD&A, references to "Baytex", the "Company", "we", "us" and "our" and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The year to date results have been compared with the corresponding period in 2012. This MD&A should be read in conjunction with the Company's audited consolidated financial statements ("consolidated financial statements") for the years ended December 31, 2013 and 2012, together with accompanying notes, and its Annual Information Form for the year ended December 31, 2013. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we refer to certain financial measures (such as funds from operations, payout ratio, total monetary debt, operating netback and earnings before interest, taxes, depreciation and amortization ("EBITDA")) which do not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). While funds from operations, payout ratio, operating netback and EBITDA are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures by other issuers.

Funds from Operations

We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see "Funds from Operations, Payout Ratio, Dividends and EBITDA".

Payout Ratio

We define payout ratio as cash dividends (net of participation in our dividend reinvestment plan) divided by funds from operations. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments.

8    Baytex Energy Corp.    2013 Annual Report

Total Monetary Debt

We define total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives, assets held for sale and liabilities related to assets held for sale)), the principal amount of long-term debt and long-term bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities.

Operating Netback

We define operating netback as product revenue less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. As sales volumes are not materially different than production volumes, we believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

EBITDA

We define EBITDA as our consolidated net income attributable to shareholders before interest, taxes, depletion and depreciation, and certain other non-cash items. This measure is used to measure compliance with certain contractual debt covenants.

RESULTS OF OPERATIONS

Production

	Years Ended December 31

	2013	2012	Change

Daily Production

Light oil and NGL (bbl/d)	8,134	7,360	11%
Heavy oil (bbl/d)(1)	42,064	39,447	7%
Natural gas (mcf/d)	41,989	43,076	(3%	)

Total production (boe/d)	57,196	53,986	6%
Production Mix
Light oil and NGL	14%	14%	–
Heavy oil	74%	73%	–
Natural gas	12%	13%	–

(1)
Heavy oil sales volumes may differ from reported production volumes due to changes to Baytex's heavy oil inventory. For the year ended December 31, 2013, heavy oil sales volumes were the same as production volumes (year ended December 31, 2012 – 38 bbl/d lower).

Production for the year ended December 31, 2013 averaged 57,196 boe/d, an increase of 6% as compared to 53,986 boe/d for the same period in 2012. Light oil and NGL production for the year ended December 31, 2013 increased by 11% to 8,134 bbl/d, as compared to 7,360 bbl/d in same period in 2012, primarily due to successful development activities in the U.S., partially offset by the sale of 950 bbl/d associated with our non-operated position in North Dakota in the second quarter of 2012. Heavy oil production for the year ended December 31, 2013 increased by 7% to 42,064 bbl/d from 39,447 bbl/d for the same period in 2012, primarily due to successful development activities in the Peace River area. Natural gas production decreased by 3% to 42.0 mmcf/d for the year ended 2013, as compared to 43.1 mmcf/d for the same period in 2012, primarily due to natural declines as we focused our capital spending on oil projects.

Baytex Energy Corp.    2013 Annual Report    9

Commodity Prices

Crude Oil

For the year ended December 31, 2013, the WTI oil prompt price averaged US$97.97/bbl, a 4% increase from the average WTI price of US$94.19/bbl for the same period in 2012, remaining relatively stable on the back of consistent supply and demand fundamentals. For the year ended December 31, 2012, WTI oil prompt price fluctuated between a low of US$77.69/bbl and a high of US$109.77/bbl, due to uneven global economic conditions and several periods of geopolitical tensions.

The discount for Canadian heavy oil, as measured by the Western Canadian Select ("WCS") price differential to WTI, averaged 26% for the year ended December 31, 2013 as compared to 22% for the same period in 2012. WCS differentials widened in the year ended December 31, 2013 due to capacity restrictions on Canadian crude export pipelines in much of the first and fourth quarters of 2013, which forced Western Canada crude into storage. This effect was partially offset by steady demand for heavy oil throughout the second and third quarters of 2013, as well as the increase in volumes transported by rail, which pulled heavy oil supply away from traditional heavy oil markets. For the year ended December 31, 2012, the WCS differential was volatile due to constrained access to U.S refineries, Canadian heavy oil production growth and maintenance at refineries; however, the capacity restrictions in 2013 far outweighed those experienced in 2012.

Natural Gas

For the year ended December 31, 2013, the AECO natural gas price averaged $3.13/mcf, a 30% increase, as compared to $2.40/mcf in the same period of 2012. In 2012, the natural gas price was driven down by high U.S. natural gas production and a relatively mild winter in major consuming areas, which set new records in both the U.S. and western Canada for natural gas storage levels. The recovery in the later half of 2012 from historic lows earlier in 2012 was driven, in part, by expectations of the 2012-2013 heating season and declining natural gas production, as natural gas drilling activity significantly declined in 2012.

	Years Ended December 31

	2013	2012	Change

Benchmark Averages
WTI oil (US$/bbl)(1)	$97.97	$94.19	4%
WCS heavy oil (US$/bbl)(2)	$72.78	$73.16	(1%	)
Heavy oil differential(3)	26%	22%
CAD/USD average exchange rate	1.0299	0.9991	3%
Edmonton par oil ($/bbl)	$93.24	$86.53	8%
AECO natural gas price ($/mcf)(4)	$3.13	$2.40	30%
Baytex Average Sales Prices
Heavy oil ($/bbl)(5)	$64.17	$58.60	10%
Physical forward sales contracts gain ($/bbl)	$1.07	$0.84

Heavy oil, net ($/bbl)	$65.24	$59.44	10%
Light oil and NGL ($/bbl)(6)	$79.61	$74.07	7%

Total oil and NGL, net ($/bbl)	$67.57	$61.74	9%

Natural gas ($/mcf)(6)	$3.32	$2.45	36%

Summary
Weighted average ($/boe)(6)	$60.95	$54.86	11%
Physical forward sales contracts gain ($/boe)	0.79	0.62	27%

Weighted average, net ($/boe)	$61.74	$55.48	11%

(1)
WTI refers to the arithmetic average based on NYMEX prompt month WTI.
(2)
WCS refers to the average posting price for the benchmark WCS heavy oil.
(3)
Heavy oil differential refers to the WCS discount to WTI.
(4)
AECO refers to the AECO arithmetic average month-ahead index price published by the Canadian Gas Price Reporter.
(5)
Baytex's realized heavy oil prices are calculated based on sales volumes, net of blending costs.
(6)
Baytex's risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The pricing information in the table excludes the impact of financial derivatives.

10    Baytex Energy Corp.    2013 Annual Report

Baytex Average Sales Prices

Baytex's realized heavy oil price during the year ended December 31, 2013, was $65.24/bbl, or 87% of WCS. This compares to a realized heavy oil price in the year ended December 31, 2013 of $59.44/bbl, or 81% of WCS. The improvement in Baytex's discount to WCS over this period was mainly driven by higher volumes being transported by rail, which allows access to new markets and a stronger U.S. dollar. For the year ended December 31, 2013, Baytex's average sales price for light oil and NGL was $79.61/bbl, up 7% from $74.07/bbl in the same period as 2012, in line with the increase in Edmonton par oil benchmark price. Baytex's realized natural gas price for the year ended December 31, 2013 was $3.32/mcf, up from $2.45/mcf in the same period in 2012.

Gross Revenues

	Years Ended December 31

($ thousands except for %)	2013	2012	Change

Oil revenue
Light oil and NGL	$236,328	$199,518	18%
Heavy oil	1,001,707	857,320	17%

Total oil revenue	1,238,035	1,056,838	17%
Natural gas revenue	50,954	38,667	32%

Total oil and natural gas revenue	1,288,989	1,095,505	18%

Heavy oil blending revenue	78,470	123,979	(37%	)

Total petroleum and natural gas revenues	$1,367,459	$1,219,484	12%

Petroleum and natural gas revenues increased 12% to $1,367.5 million for the year ended December 31, 2013 from $1,219.5 million for the same period in 2012. The increase in revenues was driven by a 17% increase in heavy oil revenues due to higher heavy oil volumes in the Peace River area, higher realized heavy oil pricing, an 18% increase in light oil and NGL revenues due to higher production in the U.S. and higher realized light oil and NGL pricing and a 32% increase in natural gas revenues due to significant increases in realized natural gas pricing, partially offset by the decrease in heavy oil blending revenue, which was down 37% from the same period last year due to an increase in contracted volumes of heavy oil being transported by rail. Unlike transportation through oil pipelines, transportation of heavy oil by rail does not require condensate blending. The decrease in heavy oil blending revenue is offset by a corresponding decrease in heavy oil blending costs.

Royalties

	Years Ended December 31

($ thousands except for % and per boe)	2013	2012	Change

Royalties	$252,049	$194,535	30%
Royalty rates:
Light oil, NGL and natural gas	20.7%	19.0%
Heavy oil	19.2%	17.4%

Average royalty rates(1)	19.6%	17.8%
Royalty expenses per boe	$12.07	$9.85	23%

(1)
Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Total royalties for the year ended December 31, 2013 increased to $252.0 million from $194.5 million in the year ended December 31, 2012. Total royalties for the year ended December 31, 2013 were 19.6% of oil and natural gas revenue, as compared to 17.8% for the same period in 2012.

Royalty rates for light oil, NGL and natural gas increased from 19.0% in the year ended December 31, 2012 to 20.7% in the year ended December 31, 2013 primarily due to higher royalties on U.S. properties resulting from a carry

Baytex Energy Corp.    2013 Annual Report    11

obligation and higher realized pricing in the year ended December 31, 2013, partially offset by a higher number of wells qualifying under lower royalty rates and a gas cost allowance credit related to prior years. Royalty rates for heavy oil increased from 17.4% in the year ended December 31, 2012, to 19.2% in the year ended December 31, 2013 due to certain farm-in agreements and higher commodity prices which impact sliding scale royalty rates.

Financial Derivatives

	Years Ended December 31

($ thousands)	2013	2012	Change

Realized gain (loss) on financial derivatives(1)
Crude oil	$4,877	$21,080	$(16,203)
Natural gas	1,646	5,223	(3,577)
Foreign currency	(491)	5,545	(6,036)
Interest rate	(7,259)	(3,102)	(4,157)

Total	$(1,227)	$28,746	$(29,973)

Unrealized gain (loss) on financial derivatives(2)
Crude oil	$(7,671)	$31,171	$(38,842)
Natural gas	(1,658)	(2,920)	1,262
Foreign currency	(9,518)	1,084	(10,602)
Interest rate	6,942	3,473	3,469

Total	$(11,905)	$32,808	$(44,713)

Total gain (loss) on financial derivatives
Crude oil	$(2,794)	$52,251	$(55,045)
Natural gas	(12)	2,303	(2,315)
Foreign currency	(10,009)	6,629	(16,638)
Interest rate	(317)	371	(688)

Total	$(13,132)	$61,554	$(74,686)

(1)
Realized gain (loss) on financial derivatives represents actual cash settlement or receipts for the financial derivatives.
(2)
Unrealized gain (loss) on financial derivatives represents the change in fair value of the financial derivatives during the period.

The realized loss of $1.2 million for the year ended December 31, 2013 on derivative contracts relates to losses on interest rate swaps as LIBOR remained low, offset by gains on commodity contracts due to low WTI prices in the first half of the year and the addition of new contracts during the year when WTI prices were favourable. The unrealized mark-to-market loss of $11.9 million for the year ended December 31, 2013 relates to a weakening Canadian dollar against the U.S. dollar at December 31, 2013, as compared to December 31, 2012, and settlement of previously recorded unrealized gains on crude oil and natural gas contracts. This was partially offset by settlement of previously recorded unrealized losses on interest rate contracts.

A summary of the risk management contracts in place as at December 31, 2013 and the accounting treatment of the Company's financial instruments are disclosed in note 16 to the consolidated financial statements.

Production and Operating Expenses

	Years Ended December 31

($ thousands except for % and per boe)	2013	2012	Change

Production and operating expenses	$275,519	$232,375	19%
Production and operating expenses per boe:
Heavy oil	$12.72	$11.02	15%
Light oil, NGL and natural gas	$14.53	$13.81	5%
Total	$13.20	$11.77	12%

12    Baytex Energy Corp.    2013 Annual Report

Production and operating expenses for the year ended December 31, 2013 increased to $275.5 million from $232.4 million for the same period in 2012. This increase is due to higher production volumes and higher costs per unit of production. Production and operating expenses increased to $13.20/boe for the year ended December 31, 2013, as compared to $11.77/boe for the same period in 2012 due to increased labour costs, higher repairs and maintenance, in large part due to the harsh weather conditions in the first half of 2013 and increased energy and chemical costs, resulting from higher costs for natural gas, diesel and other hydrocarbons which are used as inputs.

Transportation and Blending Expenses

	Years Ended December 31

($ thousands except for % and per boe)	2013	2012	Change

Blending expenses	$78,470	$123,979	(37%	)
Transportation expenses	80,371	83,261	(3%	)

Total transportation and blending expenses	$158,841	$207,240	(23%	)

Transportation expenses per boe(1):
Heavy oil	$4.98	$5.54	(10%	)
Light oil, NGL and natural gas	$0.71	$0.63	13%
Total	$3.85	$4.22	(9%	)

(1)
Transportation expenses per boe exclude the purchase of blending diluent.

Transportation and blending expenses for the year ended December 31, 2013 were $158.8 million, as compared to $207.2 million for the same period in 2012.

The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications and to facilitate its marketing. The cost of blending diluent is recovered in the sale price of the blended product. For the year ended December 31, 2013, blending expenses were $78.5 million for the purchase of 2,056 bbl/d of condensate at $104.54/bbl, as compared to $124.0 million for the purchase of 3,316 bbl/d at $102.17/bbl for the same period last year. This decrease in blending for the year ended December 31, 2013, as compared to the respective periods in 2012, is due to higher volumes of heavy oil being transported by rail which does not require blending diluent.

Transportation expenses decreased 9% to $3.85/boe for the year ended December 31, 2013, as compared to $4.22/boe for the same period of 2012. The decrease is primarily driven by shorter trucking distances to rail terminals, as compared to pipeline delivery distances in the previous period, and lower wait times at rail terminals, partially offset by harsh winter conditions which caused delays and re-routings in the early part of 2013.

Operating Netback

	Years Ended December 31

($ per boe except for % and volume)	2013	2012	Change

Sales volume (boe/d)	57,196	53,948	6%
Operating netback(1):
Sales price(2)	$61.74	$55.48	11%
Less:
Royalties	12.07	9.85	23%
Production and operating expenses	13.20	11.77	12%
Transportation expenses	3.85	4.22	(9%	)

Operating netback before financial derivatives	$32.62	$29.64	10%

Financial derivatives gain(3)	0.29	1.61

Operating netback after financial derivatives gain	$32.91	$31.25	5%

(1)
Operating netback table includes revenues and costs associated with sulphur production.
(2)
Sales price is shown net of blending costs and gains on physical delivery contracts.
(3)
Financial derivatives reflect realized gains on commodity related contracts only and exclude the impact of interest rate swaps.

Baytex Energy Corp.    2013 Annual Report    13

Evaluation and Exploration Expense

Evaluation and exploration expense for the year ended December 31, 2013 decreased to $10.3 million from $12.2 million for the same period in 2012 due to a decrease in the expiration of undeveloped land leases, partially offset by an increase in the impairment of evaluation and exploration assets that will not be developed.

Depletion and Depreciation

Depletion and depreciation for the year ended December 31, 2013 increased to $329.0 million from $297.8 million for the same period in 2012. The increase is a result of overall increased production volumes and higher estimated future development costs, as well as lower reserves in certain non-core areas. On a sales-unit basis, the provision for the year ended December 31, 2013 was $15.76/boe, as compared to $15.08/boe for the year ended December 31, 2012.

General and Administrative Expenses

	Years Ended December 31

($ thousands except for % and per boe)	2013	2012	Change

General and administrative expenses	$45,461	$44,646	2%
General and administrative expenses per boe	$2.18	$2.26	(4%	)

General and administrative expenses for the year ended December 31, 2013 increased to $45.5 million from $44.6 million for the same period in 2012 due to higher salary and professional service costs, partially offset by higher capital and operating recoveries. On a sales-unit basis, general and administrative expenses decreased from $2.26/boe in the year ended December 31, 2012, to $2.18/boe in the year ended December 31, 2013 due to increased production in 2013.

Share-based Compensation Expense

On January 1, 2011, Baytex adopted a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards may be granted to directors, officers and employees of the Company and its subsidiaries. Concurrent with the adoption of the Share Award Incentive Plan, Baytex ceased making grants under the Common Share Rights Incentive Plan (the "Share Rights Plan").

Compensation expense related to the Share Award Incentive Plan decreased to $30.7 million for the year ended December 31, 2013, as compared to $33.8 million for the year ended December 31, 2012, mainly due to an increase in the estimated forfeiture rate on outstanding awards and a lower payout multiplier. Compensation expense related to the Share Rights Plan decreased to $1.6 million for the year ended December 31, 2013, as compared to $2.9 million for the year ended December 31, 2012, as fewer share rights vested in 2013. As at December 31, 2013, all outstanding share rights are fully expensed and exercisable.

Compensation expense associated with the Share Award Incentive Plan and the Share Rights Plan is recognized in income over the vesting period of the share awards or share rights with a corresponding increase in contributed surplus. The issuance of common shares upon the conversion of share awards or exercise of share rights is recorded as an increase in shareholders' capital with a corresponding reduction in contributed surplus.

14    Baytex Energy Corp.    2013 Annual Report

Financing Costs

	Years Ended December 31

($ thousands except for %)	2013	2012	Change

Bank loan and other	$10,139	$11,074	(8%	)
Long-term debt	30,945	28,623	8%
Accretion on asset retirement obligations	7,011	6,631	6%
Debt financing costs	2,240	863	160%

Financing costs	$50,335	$47,191	7%

Financing costs for the year ended December 31, 2013 increased to $50.3 million, as compared to $47.2 million in 2012. The increase in financing costs for the year ended December 31, 2013 was primarily attributable to higher interest rates on borrowings and higher credit facility amendment fees, partially offset by lower debt levels as compared to the year ended December 31, 2012.

Foreign Exchange

	Years Ended December 31

($ thousands except for % and exchange rates)	2013	2012	Change

Unrealized foreign exchange loss (gain)	$9,828	$(1,533)	(741%	)
Realized foreign exchange gain	(5,922)	(3,206)	85%

Foreign exchange loss (gain)	$3,906	$(4,739)	(182%	)

CAD/USD exchange rates:
At beginning of period	0.9949	1.0170
At end of period	1.0636	0.9949

The unrealized foreign exchange gains and losses for the years ended December 31, 2013 and 2012 are mainly due to foreign exchange translation of the U.S. dollar denominated debt outstanding and the effect of movement of the Canadian dollar against the U.S. dollar in the period. The U.S. dollar denominated debt is comprised of the US$150 million Series B senior unsecured debentures and, in 2012, the US$180 million portion of the bank loan which was repaid in July 2012.

The unrealized loss of $9.8 million for the year ended December 31, 2013, as compared to an unrealized gain of $1.5 million for the year ended December 31, 2012, was mainly the result of the weaker Canadian dollar against the U.S. dollar at December 31, 2013 (as compared to December 31, 2012) and the stronger Canadian dollar against the U.S. dollar at December 31, 2012 (as compared to December 31, 2011). The realized gain in the year ended December 31, 2013 and 2012 was mainly due to our day-to-day U.S. dollar denominated transactions.

Income Taxes

For the year ended December 31, 2013, income tax expense was $52.8 million, consisting of $6.8 million of current income tax recovery and $59.6 million of deferred income tax expense, as compared to $117.8 million for the year ended December 31, 2012 consisting of $10.2 million of current income tax expense and $107.6 million of deferred income tax expense.

When compared to the prior year, the decrease in income tax expense is primarily the result of a decrease in the amount of gain on divestiture of oil and gas properties.

The recovery of $6.8 million of current income tax expense reflects a true-up of current taxes previously estimated in the U.S.

Baytex Energy Corp.    2013 Annual Report    15

Tax Pools

We have accumulated the Canadian and US tax pools as noted in the table below, which will be available to reduce future taxable income. Our cash income tax liability is dependent upon many factors, including the prices at which we sell our production, available income tax deductions and the legislative environment in place during the taxation year. Based upon the current forward commodity price outlook, projected production and cost levels, and currently enacted tax laws in Canada and the United States, Baytex does not expect to pay cash income taxes in Canada or in the United States in 2014.

The income tax pools detailed below are deductible at various rates as prescribed by law:

($ thousands)	December 31, 2013	December 31, 2012

Canadian Tax Pools

Canadian oil and natural gas property expenditures	$281,892	$357,918
Canadian development expenditures	496,847	387,451
Canadian exploration expenditures	487	1,065
Undepreciated capital costs	380,704	311,335
Non-capital losses	160,203	335,566
Financing costs and other	10,874	13,583

Total Canadian tax pools	$1,331,007	$1,406,918

US Tax Pools

Taxable depletion	$45,334	$54,055
Intangible drilling costs	8,869	15,452
Tangibles	18,843	13,836
Non-capital losses	64,936	–
Other	7,182	7,237

Total US tax pools	$145,164	$90,580

Net Income

Net income for the year ended December 31, 2013 was $164.8 million, as compared to $258.6 million for the same period in 2012. The decrease in net income was due to a gain on disposition of U.S. properties of $172.5 million in 2012 which was not repeated in 2013, financial instrument losses in 2013 as compared to gains in 2012 and higher depletion and depreciation, partially offset by higher operating netbacks and lower current and deferred income tax expenses.

Other Comprehensive Income (Loss)

Revenues and expenses of foreign operations are translated to Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities which form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) in shareholders' equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

The $1.5 million balance of accumulated other comprehensive income at December 31, 2013 is the sum of a $12.5 million foreign currency translation loss incurred as at December 31, 2012 and a $13.9 million foreign currency translation gain related to the year ended December 31, 2013 due to the strengthening of the U.S. dollar against the Canadian dollar at December 31, 2013, as compared to December 31, 2012.

16    Baytex Energy Corp.    2013 Annual Report

Business Combination

On February 6, 2014, Baytex entered an agreement to acquire all of the ordinary shares of Aurora Oil & Gas Ltd. ("Aurora") for A$4.10 (Australian dollars) per share by way of a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Australia) (the "Arrangement"). The total purchase price for Aurora is estimated at $2.6 billion (including the assumption of approximately $0.7 billion of indebtedness). Aurora's primary asset is 22,200 net contiguous acres in the prolific Sugarkane Field located in South Texas in the core of the liquids-rich Eagle Ford shale. Aurora's fourth quarter 2013 gross production was 24,678 boe/d (82% liquids) of predominantly light, high-quality crude oil. The Sugarkane Field has been largely delineated with infrastructure in place which is expected to facilitate low-risk future annual production growth. In addition, these assets have significant future reserves upside potential from well downspacing, improving completion techniques and new development targets in additional zones.

The Arrangement is subject to a number of customary closing conditions, including the receipt of required regulatory approvals and court approvals, as well as the approval of the shareholders of Aurora. Regulatory approvals include approval of the Australian Foreign Investment Review Board and the applicable approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR"), as amended. On March 4, 2014, the Company received approval from the Federal Trade Commission with respect to HSR. The Arrangement must be approved by: (i) at least 75% of the votes cast by Aurora shareholders; and (ii) by a majority, in number, of the Aurora shareholders who cast votes. The Arrangement is expected to close in late May 2014.

To finance the acquisition of Aurora, Baytex has completed a subscription receipt financing and entered into a commitment letter with a Canadian chartered bank to establish new credit facilities, as described in more detail below.

On February 6, 2014, Baytex entered into an agreement, on a "bought-deal" basis, with a syndicate of underwriters for an offering of 33,420,000 subscription receipts ("Subscription Receipts") at a price of $38.90 per Subscription Receipt with each Subscription Receipt entitling the holder thereof to receive, on closing of the Arrangement, one common share of the Company for aggregate gross proceeds of approximately $1.3 billion. The Company granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 5,013,000 Subscription Receipts. At the closing of the offering of the Subscription Receipts on February 24, 2014, Baytex issued 38,433,000 subscription receipts for aggregate gross proceeds of approximately $1.5 billion, which have been placed in escrow.

On February 6, 2014, Baytex entered into a commitment letter with a Canadian chartered bank for the provision of new revolving credit facilities in the amount of $1.0 billion (to replace the $850 million revolving credit facilities of Baytex Energy), new non-revolving facilities consisting of a $200 million term facility and a $1.3 billion equity bridge loan and a new borrowing base facility in the amount of US$300 million for a U.S. subsidiary of Aurora (to be established upon closing of the Arrangement as a replacement for an existing facility). As a result of the completion of the Subscription Receipt financing, the $1.3 billion equity bridge loan is no longer available.

FUNDS FROM OPERATIONS, PAYOUT RATIO, DIVIDENDS AND EBITDA

Funds from operations, payout ratio and EBITDA are non-GAAP measures. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Payout ratio is calculated as cash dividends (net of participation in the Dividend Reinvestment Plan ("DRIP")) divided by funds from operations. EBITDA is calculated to measure compliance with our contractual debt covenants. Baytex considers these to be key measures of performance as they demonstrate its ability to generate the cash flow necessary to fund dividends and capital investments.

Baytex Energy Corp.    2013 Annual Report    17

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Years Ended December 31

($ thousands except for %)	2013	2012

Cash flow from operating activities	$638,476	$577,305
Change in non-cash working capital	(3,447)	(11,570)
Asset retirement expenditures	12,076	6,905
Financing costs	(50,335)	(47,191)
Accretion on asset retirement obligations	7,011	6,631
Accretion on debentures and long-term debt	657	645

Funds from operations	$604,438	$532,725

Dividends declared	$327,029	$317,110
Reinvested dividends	(89,366)	(101,926)

Cash dividends declared (net of DRIP)	$237,663	$215,184

Payout ratio	54%	60%
Payout ratio (net of DRIP)	39%	40%

Baytex does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserves reporting, natural production declines and the risks involved in capital investment, a level of judgment is required to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that Baytex would be required to reduce or eliminate its dividends in order to fund capital expenditures. There can be no certainty that Baytex will be able to maintain current production levels in future periods. Cash dividends declared, net of DRIP participation, of $237.7 million for the year ended December 31, 2013 were funded by funds from operations of $604.4 million.

The following table reconciles net income (a GAAP measure) to EBITDA (a non-GAAP measure):

	Years Ended December 31

($ thousands)	2013	2012

Net income	$164,845	$258,631
Plus:
Financing costs	50,335	47,191
Current tax (recovery) expense	(6,821)	10,162
Depletion and depreciation	328,953	297,797
Charge on redemption of long-term debt	–	9,261
EBITDA attributable to disposal of assets	–	(3,293)
Non-cash items(1)	102,972	(50,402)

EBITDA	$640,284	$569,347

(1)
Non-cash items include share-based compensation, unrealized foreign exchange loss (gain), exploration and evaluation expense, unrealized loss (gain) on financial derivatives, (gain) loss on divestiture of oil and gas properties and deferred income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

We regularly review our liquidity sources as well as our exposure to counterparties and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we

18    Baytex Energy Corp.    2013 Annual Report

believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands)	December 31, 2013	December 31, 2012

Bank loan	$223,371	$116,394
Long-term debt(1)	459,540	449,235
Working capital deficiency(2)	79,151	34,197

Total monetary debt	$762,062	$599,826

(1)
Principal amount of instruments.
(2)
Working capital is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives, assets held for sale, and liabilities related to assets held for sale).

At December 31, 2013 total monetary debt was $762.1 million, as compared to $599.8 million at December 31, 2012. Total credit facilities in place are $850.0 million.

The Company's wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40.0 million extendible operating loan facility with a chartered bank and an $810.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2, 3 or 4 year period (subject to a maximum four-year term at any time). On June 4, 2013, Baytex Energy reached agreement with its lending syndicate to amend the credit facilities to (i) increase the amount available under the extendible syndicated loan facility to $810.0 million (from $660.0 million), (ii) extend the maximum term of the revolving period for both the operating and syndicated loan facilities to four years (from three years) and, (iii) extend the maturity date of both the operating and syndicated loan facilities to June 14, 2017 (from June 14, 2015). The credit facilities do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank's prime lending rate, bankers' acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy's assets and are guaranteed by Baytex and certain of its material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. A copy of the amended and restated credit agreement (and related amendments) which establishes the credit facilities is accessible on the SEDAR website at www.sedar.com (filed under the category "Material Document" on July 22, 2011, July 10, 2012, January 14, 2013 and August 9, 2013).

The amended and restated credit agreement and the senior unsecured debentures contain standard commercial covenants that Baytex Energy is required to comply with. Baytex Energy is in compliance with all such covenants. The following table lists the financial covenants contained in the amended and restated credit agreement, the senior unsecured debenture agreement and Baytex Energy's compliance therewith as at December 31, 2013.

Covenant Description	Maximum Ratio	Position at December 31, 2013

Bank loan
Senior secured debt to capitalization(1)(2)	0.55:1.00	0.11:1.00
Senior secured debt to EBITDA(1)	3.00:1.00	0.35:1.00
Debt to EBITDA(3)	3.50:1.00	1.07:1.00
Long-term debt
Fixed charge coverage(4)	2:50:1.00	0.08:1.00

(1)
"Senior secured debt" is defined as our bank loan.
(2)
"Capitalization" is defined as the sum of our bank loan, principal amount of long-term debt and shareholders' equity.
(3)
"Debt" is defined as the sum of our bank loan and the principal amount of long-term debt.
(4)
Fixed charge coverage is computed as the ratio of financing cost to trailing twelve month EBITDA.

In the event that Baytex Energy enters into a material acquisition, certain of the financial covenants are relaxed for up to two quarter ends following the closing of such material acquisition, provided that in each quarter: (i) the senior secured debt to EBITDA ratio shall not exceed 3.50:1.00; (ii) the debt to EBITDA ratio shall not exceed 4.00:1.00; and (iii) the sole cause of such ratios exceeding the levels set forth above is due to the material acquisition.

Baytex Energy Corp.    2013 Annual Report    19

In the event that Baytex Energy does not comply with the covenants under the syndicated loan facility agreement, Baytex Energy would be required to repay, refinance, or renegotiate the loan terms and conditions which may restrict Baytex's ability to pay dividends to its shareholders.

The weighted average interest rate on the bank loan for the year ended December 31, 2013 was 4.61% (year ended December 31, 2012 – 3.95%).

On July 19, 2012, we issued $300 million principal amount of Series C senior unsecured debentures bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. Net proceeds of this issue were used to repay a portion of the amount drawn in Canadian currency on Baytex Energy's credit facilities. These debentures are unsecured and are subordinate to Baytex Energy's credit facilities.

On August 26, 2012, we redeemed our 9.15% Series A senior unsecured debentures due August 26, 2016 ($150 million principal amount) at 104.575% of the principal amount. The payment of the redemption price was funded by drawing upon Baytex Energy's credit facilities.

Pursuant to various agreements with our lenders, we are restricted from paying dividends to shareholders where the dividend would or could have a material adverse effect on us or our subsidiaries' ability to fulfill our respective obligations under our senior unsecured debentures and Baytex Energy's credit facilities.

Baytex believes that funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, dividends to the shareholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and the Company has the ability to modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes.

Capital Expenditures

Capital expenditures are summarized as follows:

	Years Ended December 31

($ thousands)	2013	2012

Land	$8,026	$10,022
Seismic	3,094	2,410
Drilling and completion	368,801	287,475
Equipment	170,949	118,649
Other	30	69

Total exploration and development	$550,900	$418,625
Total acquisitions, net of divestitures	(39,082)	(170,936)

Total oil and natural gas expenditures	511,818	247,689
Other plant and equipment, net	4,059	6,338

Total capital expenditures	$515,877	$254,027

During the year ended December 31, 2013, Baytex drilled 226.8 net wells, as compared to 162.6 net wells in the year ended December 31, 2012. In 2013, capital investment activity has progressed as planned in our key development areas. Our thermal development projects are proceeding on schedule with facility construction underway at both our 15-well cyclic steam stimulation module at Cliffdale and our Gemini steam-assisted gravity drainage pilot project.

20    Baytex Energy Corp.    2013 Annual Report

Shareholders' Capital

Baytex is authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. Baytex establishes the rights and terms of preferred shares upon issuance. As at March 10, 2014, the Company had 126,113,046 common shares and no preferred shares issued and outstanding.

Contractual Obligations

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company's funds from operations in an ongoing manner. A significant portion of these obligations will be funded by funds from operations. These obligations as of December 31, 2013, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years

Trade and other payables	$213,091	$213,091	$–	$–	$–
Dividends payable to shareholders	27,586	27,586	–	–	–
Bank loan(1)	223,371	–	–	223,371	–
Long-term debt(2)	459,540	–	–	–	459,540
Operating leases	41,747	6,496	13,155	13,142	8,954
Processing agreements	35,593	4,107	6,815	5,550	19,121
Transportation agreements	72,778	6,592	19,835	17,974	28,377

Total	$1,073,706	$257,872	$39,805	$260,037	$515,992

(1)
The bank loan is a covenant-based revolving loan that is extendible annually for a one, two, three or four year period (subject to a maximum four-year term at any time). Unless extended, the revolving period will end on June 14, 2017, with all amounts to be re-paid on such date.
(2)
Principal amount of instruments.

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Baytex is exposed to a number of financial risks, including market risk, liquidity risk and credit risk. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is partially mitigated by Baytex through a series of derivative contracts intended to reduce some of the volatility of its operating cash flow. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Company incurring a loss. Baytex manages credit risk by entering into sales contracts with creditworthy entities and reviewing its exposure to individual entities on a regular basis.

A summary of the risk management contracts in place as at December 31, 2013 and the accounting treatment of the Company's financial instruments are disclosed in note 20 to the consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

A summary of Baytex's significant accounting policies can be found in notes 2 and 3 to the consolidated financial statements. The preparation of the consolidated financial statements in accordance with GAAP requires

Baytex Energy Corp.    2013 Annual Report    21

management to make judgments and estimates that affect the financial results of the Company. The financial and operating results of Baytex incorporate certain estimates including:

•
estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•
estimated capital expenditures on projects that are in progress;

•
estimated depletion and depreciation that are based on estimates of petroleum and natural gas reserves and future costs to develop those reserves that Baytex expects to recover in the future;

•
estimated fair values of financial derivative contracts that are subject to fluctuation depending upon the underlying commodity prices, interest rates and foreign exchange rates;

•
estimated value of share-based compensation related to our Share Award Incentive Plan and Share Rights Plan and their related performance conditions and forfeiture rates;

•
estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures; and

•
estimated future recoverable value of petroleum and natural gas properties and goodwill.

Baytex employs individuals skilled in making such estimates and ensures those responsible have the most accurate information available. Further, approved budgets and prior period estimates are also reviewed and analyzed against actual results to ensure appropriate decisions are made for future estimates and outlooks.

CHANGES IN ACCOUNTING POLICIES

Current Accounting Pronouncements

Presentation of Financial Statements

Certain standards and amendments were issued effective for accounting periods beginning on or after January 1, 2013. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below. As of January 1, 2013, the Company adopted the following IFRS standards and amendments in accordance with the transitional provisions of each standard.

Consolidation, Joint Ventures and Disclosures

Consolidated Financial Statements

IFRS 10 "Consolidated Financial Statements" replaces the consolidation guidance in IAS 27 "Consolidation and Separate Financial Statements" and Standing Interpretations Committee ("SIC") 12 "Consolidation – Special Purpose Entities" by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, control is based on whether an investor has: 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns. The retrospective adoption of this standard did not have any impact on the Company's consolidated financial statements.

Joint Arrangement

IFRS 11 "Joint Arrangements" replaces the guidance in IAS 31 "Interests in Joint Ventures" and SIC 13 "Jointly Controlled Entities – Non-Monetary Contributions by Ventures", and divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity

22    Baytex Energy Corp.    2013 Annual Report

accounted. Baytex accounts for its joint arrangements as joint operations. The retrospective adoption of this standard did not have any impact on the Company's consolidated financial statements.

Disclosure of Interests in Other Entities

IFRS 12 "Disclosure of Interests in Other Entities" requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities. The retrospective adoption of the annual disclosure requirements of this standard did not have a material impact on the Company's consolidated financial statements.

Separate Financial Statements

IAS 27 "Separate Financial Statements" has been amended as a result of changes to IFRS 10. The retrospective adoption of these amendments did not have any impact on the Company's consolidated financial statements.

Investments in Associates and Joint Ventures

IAS 28 "Investments in Associates and Joint Ventures" has been amended as a result of changes to IFRS 10 and IFRS 11. The retrospective adoption of these amendments did not have any impact on the Company's consolidated financial statements.

Fair Value Measurement

IFRS 13 "Fair Value Measurement" defines fair value, establishes a framework for measuring fair value, and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of this standard requires the revaluation of certain derivative financial liabilities on the Company's consolidated balance sheets to reflect an appropriate amount of risk of non-performance by the Company. The prospective adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Financial Instruments: Disclosures

IFRS 7 "Financial Instruments: Disclosures" has been amended to provide disclosure requirements about rights of offset and related agreements for financial statements under an enforceable master netting or similar agreement. The retrospective adoption of this amendment did not have any impact on the Company's consolidated financial statements.

Future Accounting Pronouncements

Levies

IFRS Interpretations Committee ("IFRIC") 21 "Levies" is effective January 1, 2014, and clarifies the recognition requirements concerning a liability to pay a levy imposed by a government, other than an income tax. The interpretation clarifies that the obligating event which gives rise to a liability is the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company is assessing the impact of this interpretation on its consolidated financial statements.

Baytex Energy Corp.    2013 Annual Report    23

Financial Instruments

IFRS 9, "Financial Instruments" replaces IAS 39 "Financial Instruments: Recognition and Measurement", which replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: amortized cost and fair value. In November 2013, the IASB amended IFRS 9 to include the new general hedge accounting model which remains optional, allows more opportunities to apply hedge accounting, and defers the effective date of this standard indefinitely. The full impact from adoption will not be known until completion of the standard and may have an impact on the Company's accounting for financial assets and liabilities.

Financial Instruments: Presentation

IAS 32 "Financial Instruments: Presentation" has been amended to clarify certain requirements for offsetting financial assets and liabilities. IAS 32 relates to presentation and disclosure and is not expected to have a material impact on the Company's consolidated financial statements.

SELECTED ANNUAL INFORMATION

($ thousands, except per common share amounts)	2013	2012

Petroleum and natural gas revenues	$1,115,410	$1,215,606
Net income	$164,845	$258,631
Per common share – basic	$1.33	$2.16
Per common share – diluted	$1.32	$2.12
Total assets	$2,698,334	$2,538,077
Total bank loan and long-term debt	$675,401	$557,589
Cash dividends or distributions declared per common share	$2.64	$2.64
Average wellhead prices, net of blending costs per boe	$61.74	$55.48
Total production (boe/d)	57,196	53,986

FOURTH QUARTER OF 2013

For a discussion and analysis of our operating and financial results for the three months ended December 31, 2013, please see our Management's Discussion and Analysis for the three months and year ended December 31, 2013 and 2012 dated March 12, 2014, which is incorporated by reference into this MD&A and is accessible on SEDAR at www.sedar.com.

2014 GUIDANCE & HIGHLIGHTS

The following guidance does not reflect the integration of Aurora.

We have set a 2014 exploration and development capital budget of $485 million for exploration and development activities. This capital budget is designed to generate an average production rate of 60,000 to 62,000 boe/d which reflects a production growth rate of 6% for oil equivalent volumes.

Our 2014 capital program includes the drilling of 201 net wells, of which 156 will target crude oil, three will target natural gas and 42 will be stratigraphic and service wells. Our 2014 stratigraphic and service well program will support multi-lateral drilling programs in future years and further delineate our lands for thermal development. Approximately 70% of our 2014 capital budget will be invested in our heavy oil operations at Peace River and Lloydminster. The balance of our capital program will be directed primarily towards light oil development, with the single largest project being the Bakken/Three Forks in North Dakota. Our 2014 development plan in North Dakota

24    Baytex Energy Corp.    2013 Annual Report

represents approximately 17% of our 2014 capital budget, and will include the drilling of approximately 15 gross (9.6 net) wells. Our 2014 production mix is forecast to be approximately 89% liquids (75% heavy oil and 14% light oil and natural gas liquids) and 11% natural gas, based on a 6:1 natural gas-to-oil equivalency.

Baytex expects to finance its 2014 capital budget and dividends with funds from operations and its existing credit capacity. Baytex is well positioned with a strong balance sheet and significant available credit capacity. At the end of the fourth quarter of 2013, Baytex had $627 million in undrawn credit facilities and no long-term debt maturities until 2021.

ENVIRONMENTAL REGULATION AND RISK

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation, all of which is subject to governmental review and revision from time to time. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation set out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties. Further, environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Although Baytex believes that it will be in material compliance with current applicable environmental legislation, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on the Baytex's business, financial condition, results of operations and prospects.

Climate Change Regulation

The Government of Canada is a signatory to the United Nations Framework Convention on Climate Change (the "UNFCCC") and a participant to the Copenhagen Accord (a non-binding agreement created by the UNFCCC which represents a broad political consensus and reinforces commitments to reducing greenhouse gas ("GHG") emissions). On January 29, 2010, Canada inscribed in the Copenhagen Accord its 2020 economy-wide target of a 17% reduction of GHG emissions from 2005 levels. This target is aligned with the United States target. In a report dated October 2013, the Government stated that this target represents a significant challenge in light of strong economic growth (Canada's economy is projected to be approximately 31% larger in 2020 compared to 2005 levels).

On April 26, 2007, the Government of Canada released "Turning the Corner: An Action Plan to Reduce Greenhouse Gases and Air Pollution" (the "Action Plan") which set forth a plan for regulations to address both GHGs and air pollution. An update to the Action Plan, "Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions" was released on March 10, 2008 (the "Updated Action Plan"). The Updated Action Plan outlines emissions intensity-based targets, for application to regulated sectors on a facility-specific, sector-wide basis or company-by-company basis. Although the intention was for draft regulations aimed at implementing the Updated Action Plan to become binding on January 1, 2010, the only regulations being implemented are in the transportation and electricity sectors. The federal government indicates that it is taking a sector-by-sector regulatory approach to reducing GHG emissions and is working on regulations for other sectors. Representatives of the Government of Canada have indicated that the proposals contained in the Updated Action Plan will be modified to ensure consistency with the direction ultimately taken by the United States with respect to GHG emissions regulation. In June 2012, the second US-Canada Clean Energy Dialogue Action Plan was released. The plan renewed efforts to enhance bilateral collaboration on the development of clean energy technologies to reduce GHG emissions.

Baytex Energy Corp.    2013 Annual Report    25

In addition to federal commitments and legislation, province specific legislation also imposes GHG emission standards and regulations which may impact Baytex and its operations and financial condition. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. The implementation of strategies for reducing GHG, whether to meet the goals of the UNFCCC, the Copenhagen Accord, federal or provincial regulations, or otherwise, could have a material impact on the nature of oil and natural gas operations, including those of Baytex. The direct or indirect costs of compliance with these regulations may have a material adverse effect on Baytex's business, financial condition, results of operations and prospects. Given the evolving nature of the debate related to climate change and the control of greenhouse gases and resulting requirements, it is not possible to predict the impact on Baytex and its operations and financial condition.

Further information regarding environmental and climate change regulation is contained in our Annual Information Form for the year ended December 31, 2013 under the "Industry Conditions – Climate Change Regulation" section.

DISCLOSURE CONTROL AND PROCEDURES

As of December 31, 2013, an evaluation was conducted of the effectiveness of Baytex's "disclosure controls and procedures" (as defined in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act") and in Canada by National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109")) under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that Baytex's disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that Baytex files or submits under the Exchange Act or under Canadian securities legislation is (i) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (ii) accumulated and communicated to the Company's management, including the President and Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding the required disclosure.

It should be noted that while the President and Chief Executive Officer and the Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Baytex's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for Baytex. "Internal control over financial reporting" (as defined in the United States by Rules 13a-15(f) and 15d-15(f) under the Exchange Act and in Canada by NI 52-109) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of Baytex's financial statements for external reporting purposes in accordance with Canadian GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Additionally, projections of any evaluations of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with Baytex's policies and procedures. Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2013 based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2013. The effectiveness of Baytex's internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, as reflected in their report for 2013.

No changes were made to our internal control over financial reporting during the year ended December 31, 2013.

26    Baytex Energy Corp.    2013 Annual Report

FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of the Company's future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.

Specifically, this document contains forward-looking statements relating to: crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our business strategies, plans and objectives; the acquisition of Aurora, including timing of completion of the acquisition; our plans to establish new revolving credit facilities, a term loan and a borrowing base facility for Aurora's U.S. subsidiary upon closing of the Arrangement; payment of the purchase price for the acquisition of Aurora, including the use of proceeds from the Subscription Receipt financing and our plans to draw on the new revolving credit facilities and term loan; our ability to fund our capital expenditures and dividends on our common shares from funds from operations; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash dividends and capital program; the timing of funding our financial obligations; and the existence, operation and strategy of our risk management program. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: the receipt of regulatory, court and shareholder approvals for the Arrangement; our ability to execute and realize on the anticipated benefits of the acquisition of Aurora; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserves volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the acquisition of Aurora may not be completed on the terms contemplated or at all; failure to realize the anticipated benefits of the acquisition of Aurora; closing of the acquisition of Aurora could be delayed or not completed if we are unable to obtain the necessary regulatory, court and shareholder approvals for the Arrangement or any other approvals required for completion or, unless waived, some other condition to closing is not satisfied; failure to put in place a borrowing base facility for Aurora's U.S. subsidiary following completion of the Arrangement; declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing;

Baytex Energy Corp.    2013 Annual Report    27

refinancing risk for existing debt and debt service costs; access to external sources of capital; third party credit risk; a downgrade of our credit ratings; risks associated with the exploitation of our properties and our ability to acquire reserves; increases in operating costs; changes in government regulations that affect the oil and gas industry; changes to royalty or mineral/severance tax regimes; risks relating to hydraulic fracturing; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with properties operated by third parties; risks associated with delays in business operations; risks associated with the marketing of our petroleum and natural gas production; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; expansion of our operations; the failure to realize anticipated benefits of acquisitions and dispositions or to manage growth; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; competition in the oil and gas industry for, among other things, acquisitions of reserves, undeveloped lands, skilled personnel and drilling and related equipment; the activities of our operating entities and their key personnel and information systems; depletion of our reserves; risks associated with securing and maintaining title to our properties; seasonal weather patterns; our permitted investments; access to technological advances; changes in the demand for oil and natural gas products; involvement in legal, regulatory and tax proceedings; the failure of third parties to comply with confidentiality agreements; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2012, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking information has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex's current and future operations (if the acquisition of Aurora is completed) and such information may not be appropriate for other purposes.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

28    Baytex Energy Corp.    2013 Annual Report

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Baytex Energy Corp. is responsible for establishing and maintaining adequate internal control over financial reporting over the Company. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2013, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, the Company's Independent Registered Public Accounting Firm, who also audited the company's consolidated financial Statements for the year ended December 31, 2013.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management, in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, has prepared the accompanying consolidated financial statements of Baytex Energy Corp. Financial and operating information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

Deloitte LLP were appointed by the Company's shareholders to express an audit opinion on the consolidated financial statements. Their examination included such tests and procedures, as they considered necessary, to provide a reasonable assurance that the consolidated financial statements are presented fairly in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee, with assistance from the Reserves Committee regarding the annual review of our petroleum and natural gas reserves. The Audit Committee meets regularly with management and the Independent Registered Chartered Accountants to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval. The Audit Committee also considers the independence of Deloitte LLP and reviews their fees. The Independent Registered Public Accounting Firm has access to the Audit Committee without the presence of management.

James L. Bowzer President and Chief Executive Officer Baytex Energy Corp.	W. Derek Aylesworth Chief Financial Officer Baytex Energy Corp.

March 12, 2014

Baytex Energy Corp.    2013 Annual Report    29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Baytex Energy Corp.

We have audited the accompanying consolidated financial statements of Baytex Energy Corp. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2013 and December 31, 2012, and the consolidated statements of income and comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Baytex Energy Corp. and subsidiaries as at December 31, 2013 and December 31, 2012, and their financial performance and their cash flows for the years then ended December 31, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on the Company's internal control over financial reporting.

Chartered Accountants Calgary, Canada March 12, 2014

30    Baytex Energy Corp.    2013 Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Baytex Energy Corp.

We have audited the internal control over financial reporting of Baytex Energy Corp. and subsidiaries (the "Company") as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated March 12, 2014 expressed an unqualified opinion on those financial statements.

Chartered Accountants Calgary, Canada March 12, 2014

Baytex Energy Corp.    2013 Annual Report    31

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at	December 31, 2013	December 31, 2012

(thousands of Canadian dollars)
ASSETS
Current assets
Cash	$18,368	$1,837
Trade and other receivables	141,651	170,972
Crude oil inventory	1,507	1,363
Financial derivatives (note 20)	10,087	20,167
Assets held for sale (note 5)	73,634	–

	245,247	194,339
Non-current assets
Exploration and evaluation assets (note 6)	162,987	240,015
Oil and gas properties (note 7)	2,222,786	2,037,576
Other plant and equipment (note 8)	29,559	28,392
Goodwill (note 9)	37,755	37,755

	$2,698,334	$2,538,077

LIABILITIES
Current liabilities
Trade and other payables	$213,091	$181,558
Dividends payable to shareholders	27,586	26,811
Financial derivatives (note 20)	18,632	10,826
Liabilities related to assets held for sale (note 5)	10,241	–

	269,550	219,195
Non-current liabilities
Bank loan (note 10)	223,371	116,394
Long-term debt (note 11)	452,030	441,195
Asset retirement obligations (note 12)	221,628	265,520
Deferred income tax liability (note 16)	248,401	189,160
Financial derivatives (note 20)	869	7,201

	1,415,849	1,238,665

SHAREHOLDERS' EQUITY
Shareholders' capital (note 13)	2,004,203	1,860,358
Contributed surplus	53,081	65,615
Accumulated other comprehensive income (loss)	1,484	(12,462)
Deficit	(776,283)	(614,099)

	1,282,485	1,299,412

	$2,698,334	$2,538,077

Commitments and contingencies (note 21)

Subsequent events (note 25)

See accompanying notes to the consolidated financial statements.

On behalf of the Board

Naveen Dargan	Gregory K. Melchin
Director, Baytex Energy Corp.	Director, Baytex Energy Corp.

32    Baytex Energy Corp.    2013 Annual Report

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

Years Ended December 31	2013	2012

(thousands of Canadian dollars, except per common share amounts)
Revenues, net of royalties (note 17)	$1,115,410	$1,024,949
Expenses
Production and operating	275,519	232,375
Transportation and blending	158,841	207,240
Exploration and evaluation (note 6)	10,286	12,202
Depletion and depreciation	328,953	297,797
General and administrative	45,461	44,646
Share-based compensation (note 14)	32,341	36,684
Financing costs (note 18)	50,335	47,191
Loss (gain) on financial derivatives (note 20)	13,132	(61,554)
Foreign exchange loss (gain) (note 19)	3,906	(4,739)
(Gain) on divestiture of oil and gas properties	(21,011)	(172,545)
Charge on redemption of long-term debt (note 11)	–	9,261

	897,763	648,558

Net income before income taxes	217,647	376,391

Income tax expense (note 16)
Current income tax (recovery) expense	(6,821)	10,162
Deferred income tax expense	59,623	107,598

	52,802	117,760

Net income attributable to shareholders	$164,845	$258,631

Other comprehensive income (loss)
Foreign currency translation adjustment	13,946	(8,916)

Comprehensive income	$178,791	$249,715

Net income per common share (note 15)
Basic	$1.33	$2.16
Diluted	$1.32	$2.12
Weighted average common shares (note 15)
Basic	123,749	119,959
Diluted	125,394	121,823

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.    2013 Annual Report    33

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Shareholders' capital	Contributed surplus(1)	Accumulated other comprehensive income (loss)	Deficit	Total equity

(thousands of Canadian dollars)
Balance at December 31, 2011	$1,680,184	$85,716	$(3,546)	$(555,620)	$1,206,734
Dividends to shareholders	–	–	–	(317,110)	(317,110)
Exercise of share rights	58,540	(36,667)	–	–	21,873
Vesting of share awards	20,118	(20,118)			–
Share-based compensation	–	36,684	–	–	36,684
Issued pursuant to dividend reinvestment plan	101,516	–	–	–	101,516
Comprehensive income for the year	–	–	(8,916)	258,631	249,715

Balance at December 31, 2012	$1,860,358	$65,615	$(12,462)	$(614,099)	$1,299,412

Dividends to shareholders	–	–	–	(327,029)	(327,029)
Exercise of share rights	30,919	(20,333)	–	–	10,586
Vesting of share awards	24,542	(24,542)	–	–	–
Share-based compensation	–	32,341	–	–	32,341
Issued pursuant to dividend reinvestment plan	88,384	–	–	–	88,384
Comprehensive income for the year	–	–	13,946	164,845	178,791

Balance at December 31, 2013	$2,004,203	$53,081	$1,484	$(776,283)	$1,282,485

(1)
Share-based compensation is accumulated in contributed surplus.

See accompanying notes to the consolidated financial statements.

34    Baytex Energy Corp.    2013 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31	2013	2012

(thousands of Canadian dollars)
CASH PROVIDED BY (USED IN):
Operating activities
Net income for the year	$164,845	$258,631
Adjustments for:
Share-based compensation (note 14)	32,341	36,684
Unrealized foreign exchange loss (gain) (note 19)	9,828	(1,533)
Exploration and evaluation	10,286	12,202
Depletion and depreciation	328,953	297,797
Unrealized loss (gain) on financial derivatives (note 20)	11,905	(32,808)
(Gain) on divestitures of oil and gas properties	(21,011)	(172,545)
Current income tax expense on divestiture	–	10,162
Deferred income tax expense	59,623	107,598
Charge on redemption of long-term debt (note 11)	–	9,261
Financing costs (note 18)	50,335	47,191
Change in non-cash working capital (note 19)	3,447	11,570
Asset retirement obligations settled (note 12)	(12,076)	(6,905)

	638,476	577,305

Financing activities
Payment of dividends	(237,869)	(214,720)
Increase (decrease) in bank loan	106,977	(195,566)
Proceeds from issuance of long-term debt	–	293,690
Redemption of long-term debt	–	(156,863)
Issuance of common shares (note 13)	10,586	21,873
Interest paid	(43,019)	(35,459)

	(163,325)	(287,045)

Investing activities
Additions to exploration and evaluation assets (note 6)	(11,846)	(13,406)
Additions to oil and gas properties (note 7)	(539,054)	(405,219)
Property acquisitions	(3,168)	(144,042)
Corporate acquisition	(3,586)	–
Proceeds from divestiture of oil and gas properties	45,836	314,978
Current income tax expense on divestiture	–	(10,162)
Additions to other plant and equipment, net of disposals	(4,059)	(6,338)
Change in non-cash working capital (note 19)	59,269	(24,662)

	(456,608)	(288,851)
Impact of foreign currency translation on cash balances	(2,012)	(7,419)

Change in cash	16,531	(6,010)
Cash, beginning of year	1,837	7,847

Cash, end of year	$18,368	$1,837

See accompanying notes to the consolidated financial statements.

Baytex Energy Corp.    2013 Annual Report    35

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
 AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012
(all tabular amounts in thousands of Canadian dollars, except per common share amounts)

1.     REPORTING ENTITY

Baytex Energy Corp. (the "Company" or "Baytex") is an oil and gas corporation engaged in the acquisition, development and production of oil and natural gas in the Western Canadian Sedimentary Basin and the United States. The Company's common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. The Company's head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.     BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). The significant accounting policies set out below were consistently applied to all periods presented.

The consolidated financial statements were approved by the Board of Directors of Baytex on March 12, 2014.

The consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information is rounded to the nearest thousand, except per share amounts and when otherwise indicated.

3.     SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. A portion of the Company's exploration, development and production activities are conducted jointly with others and involve jointly controlled assets. These jointly controlled assets are accounted for using the proportionate consolidation method whereby the consolidated financial statements reflect only the Company's proportionate interest.

Operating Segments Reporting

Baytex's operations are grouped into one operating segment for reporting consistent with the internal reporting provided to the chief operating decision-maker of the Company.

Measurement Uncertainty and Judgements

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenue and expenses during the reporting period. Actual results can differ from those estimates.

Amounts recorded for depletion of oil and gas properties are based on a unit-of-production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account the level of development required to produce the reserves. The Company's total proved plus probable reserves are estimated annually using independent reserve engineer reports and represent the estimated quantities of crude oil, natural gas and natural gas liquids which geological, geophysical and engineering data demonstrate a 50 percent or greater statistical probability of being recovered. Due to the inherent uncertainties and the necessarily limited nature of reservoir data, estimates of reserves are inherently imprecise, require the application of judgement and are subject

36    Baytex Energy Corp.    2013 Annual Report

to change as additional information becomes available. The impact of future changes to estimates on the consolidated financial statements of subsequent periods could be material.

Amounts recorded for depreciation are based on the estimated useful lives of depreciable assets; management reviews these estimates at each reporting date.

The Company's capital assets are aggregated into cash-generating units based on their ability to generate largely independent cash flows and are used for impairment testing. The definition of the Company's cash-generating units is subject to management's judgement.

Impairment of assets and groups of assets are calculated based on the higher of value-in-use calculations and fair value less cost to sell. These calculations require the use of estimates and assumptions on highly uncertain matters such as future commodity prices, effects of inflation and technology improvements on operating expenses, production profiles and the outlook of market supply-and-demand conditions for oil and natural gas products. Any changes to these estimates and assumptions could impact the carrying value of assets. The Company assesses internal and external indicators of impairment in determining whether the carrying values of the assets may not be recoverable.

Fair values of financial instruments, where active market quotes are not available, are estimated using the Company's assessment of available market inputs and are described in note 20. These estimates may vary from the actual prices achieved upon settlement of the financial instruments.

Fair values of share-based compensation are measured at December 31, 2010 (in the case of awards made under the Share Rights Plan (as defined in note 14)) or the grant date (in the case of awards made under the Share Awards Incentive Plan (as defined in note 14)) taking into consideration management's best estimate of the number of shares that will vest. The fair value of the share rights granted under the Share Rights Plan is computed based on management's best estimate of the expected volatility, expected life of the right and estimated number of rights that will be exercised. The fair value of the restricted awards and performance awards encompassed by the Share Award Incentive Plan (the "Share Awards Plan") is determined at the date of grant using the closing price of the common shares, an estimated forfeiture rate, and, for performance awards, an estimated payout multiplier. The future payout multiplier is estimated based on experienced past performance.

The amounts recorded for asset retirement obligations are estimated based on the Company's net ownership interest in all wells and facilities, estimated costs to abandon and reclaim the wells and the facilities, the estimated time period during which these costs will be incurred in the future and the discount and inflation rates. Any changes to these estimates could change the amount recorded for asset retirement obligations and may materially impact the consolidated financial statements of future periods.

The Company is engaged in litigation and claims arising in the normal course of operations where the actual outcome may vary from the amount recognized in the consolidated financial statements. None of these claims could reasonably be expected to materially affect the Company's financial position or reported results of operations.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The cost of an acquisition is measured as cash paid and the fair value of other assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange. The acquired identifiable assets and liabilities assumed, including contingent liabilities, are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair value of the net identifiable assets acquired is recognized as goodwill. If the cost of acquisition is below the fair values of the identifiable net assets acquired, the deficiency is credited to net income in the statements of income and comprehensive income in the period of acquisition. Associated transaction costs are expensed when incurred.

Baytex Energy Corp.    2013 Annual Report    37

Crude Oil Inventory

Crude oil inventory, consisting of production in-transit in pipelines or in-tank at the reporting date, is valued at the lower of cost, using the weighted average cost method, or net realizable value. Costs include direct and indirect expenditures incurred in bringing the crude oil to its existing condition and location.

Exploration and Evaluation Assets, Oil and Gas Properties and Other Plant and Equipment

a)     Pre-license Costs

  Pre-license costs are costs incurred before the legal rights to explore a specific area have been obtained. These costs are expensed in the period in which they are incurred.

b)     Exploration and Evaluation ("E&E") Costs

  Once the legal right to explore has been acquired, costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well program/project is complete and the results have been evaluated. Such E&E costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing. E&E costs are not depleted and are carried forward until technical feasibility and commercial viability of extracting petroleum and natural gas resources is considered to be determined. The technical feasibility and commercial viability of extracting petroleum and natural gas resources is considered to be determined when proved and/or probable reserves are determined to exist. All such carried costs are subject to technical, commercial and management review quarterly to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the impairment costs are charged to exploration and evaluation expense. Upon determination of proved and/or probable reserves, E&E assets attributable to those reserves are first tested for impairment and then reclassified to oil and gas properties.

c)     Borrowing Costs and Other Capitalized Costs

  Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. A qualifying asset is an asset that requires a period of one year or greater to get ready for its intended use or sale. Baytex currently has no qualifying assets that would allow for borrowing costs to be capitalized to the asset and all borrowing costs are expensed as incurred.

d)     Depletion and Depreciation

  The net carrying value of oil and gas properties is depleted using the unit-of-production method using estimated proved and probable petroleum and natural gas reserves, by reference to the ratio of production in the year to the related proved and probable reserves at forecast prices, taking into account estimated future development costs necessary to bring those reserves into production. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of natural gas equates to one barrel of oil. Future development costs are estimated as the costs of development required to produce the reserves. These estimates are prepared by independent reserve engineers at least annually.

  The depreciation methods and estimated useful lives for other assets for other plant and equipment are as follows:

Classification	Method	Rate or period

Motor Vehicles	Diminishing balance	15%
Office Equipment	Diminishing balance	20%
Computer Hardware	Diminishing balance	30%
Furniture and Fixtures	Diminishing balance	10%
Leasehold Improvements	Straight-line over life of the lease	Various
Other Assets	Diminishing balance	Various

38    Baytex Energy Corp.    2013 Annual Report

  The expected lives of other plant and equipment are reviewed on an annual basis and, if necessary, changes in expected useful lives are accounted for prospectively.

Impairment of Non-financial Assets

Goodwill is assessed for impairment at least annually at year end or more frequently if events or changes in circumstances indicate that the asset may be impaired. E&E assets are assessed for impairment when they are reclassified to oil and gas properties and also if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The Company assesses other assets or groups of assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets (the "cash-generating unit" or "CGU"). Goodwill acquired is allocated to CGUs expected to benefit from synergies of the related business combination.

If any such indication of impairment exists or when annual impairment testing for a CGU is required, the Company makes an estimate of its recoverable amount. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value-in-use. In assessing value-in-use, the estimated future cash flows are adjusted for the risks specific to the CGU and are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money. Where the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. The impairment amount reduces first the carrying amount of any goodwill allocated to the CGU. Any remaining impairment is allocated to the individual assets in the CGU on a pro-rata basis. Impairment is charged to net income in the period in which it occurs.

For all assets (other than goodwill), an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depletion and depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in net income. After such a reversal, the depletion or depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life. Impairment losses recognized in relation to goodwill are not reversed for subsequent increases in its recoverable amount. No impairment losses have been recognized in the previous reporting periods.

Asset Retirement Obligations

The Company recognizes a liability at the discounted value for the future asset retirement costs associated with its oil and gas properties using the risk free interest rate. The present value of the liability is capitalized as part of the cost of the related asset and depleted to expense over its useful life. The discount in the liability unwinds until the date of expected settlement of the retirement obligations and is recognized as a finance cost in the statements of income and comprehensive income. The liability will be revised each period for the effect of any changes to timing related to cash flow or undiscounted abandonment costs and changes in discount and inflation rates. Actual expenditures incurred for the purpose of site reclamation are charged to the asset retirement obligations.

Foreign Currency Translation

Transactions completed in foreign currencies are reflected in Canadian dollars at the foreign currency exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are reflected in the statements of financial position in Canadian dollars using the foreign currency exchange rates prevailing at the reporting date. Foreign exchange gains and losses are included in net income.

Revenues and expenses of foreign operations are translated into Canadian dollars using average foreign currency exchange rates for the period. Monetary assets and liabilities that form part of the net investment in the foreign operation are translated at the period-end foreign currency exchange rate. Gains or losses resulting from the

Baytex Energy Corp.    2013 Annual Report    39

translation are included in accumulated other comprehensive income (loss) in shareholders' equity and are recognized in net income when there has been a disposal or partial disposal of the foreign operation.

Revenue Recognition

Revenue associated with sales of petroleum and natural gas is recognized when title passes to the purchaser at the delivery point and collectability of the revenue is probable. Revenue is measured net of royalties (crown, freehold and gross overriding) and the Saskatchewan surcharge. These items are netted from revenue to reflect the deduction for other parties' proportionate share of the revenue.

Revenue from the production of oil in which the Company has an interest with other producers is recognized based on the Company's working interest and the terms of the relevant joint venture agreements. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis.

Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument and are classified into one of the following five categories: fair value through profit or loss ("FVTPL"), loans and receivables, held-to-maturity investments, available-for-sale financial assets or other financial liabilities.

Subsequent measurement of financial instruments is based on their initial classification. FVTPL financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the instrument is derecognized or impaired. The remaining categories of financial instruments are recognized at amortized cost using the effective interest method.

All risk management contracts are recorded in the consolidated statements of financial position at fair value unless they were entered into and continue to be held in accordance with the Company's expected purchase, sale and usage requirements. All changes in their fair value are recorded in net income. The Company has elected not to use cash flow hedge accounting on its risk management contracts with financial counterparties resulting in all changes in fair value being recorded in net income.

Cash is classified as FVTPL. Trade and other receivables are classified as loans and receivables, which are measured at amortized cost. Trade and other payables and the bank loan are classified as other financial liabilities, which are measured at amortized cost.

An embedded derivative is a component of a contract that modifies the cash flows of the contract. These hybrid contracts are considered to consist of a host contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative unless the economic characteristics and risks of the embedded derivative are closely related to the host contract. The Company has no material embedded derivatives.

The transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability classified as FVTPL are expensed immediately. For a financial asset or financial liability carried at amortized cost, transaction costs directly attributable to acquiring or issuing the asset or liability are added to or deducted from the fair value on initial recognition and amortized through net income over the term of the financial instrument.

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The risk management policy permits the use of certain derivative financial instruments, including swaps and collars, to manage these fluctuations. All transactions of this nature entered into by the Company are related to underlying financial instruments or future petroleum and natural gas production. These instruments are classified as FVTPL. The Company does not use financial derivatives for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting. As a result, for all derivative instruments, the Company applies the fair value method of accounting by recording an asset or liability on the statements of financial position and recognizing changes in the fair value of the instrument in the

40    Baytex Energy Corp.    2013 Annual Report

statements of income and comprehensive income for the current period. The fair values of these instruments are based on quoted market prices or, in their absence, third-party market indications and forecasts. Attributable transaction costs are recognized in net income when incurred.

The Company has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the statements of financial position. Settlements on these physical delivery sales contracts are recognized in revenue in the period the product is delivered to the sales point.

Income Taxes

Current and deferred income taxes are recognized in net income, except when they relate to items that are recognized directly in equity, in which case the current and deferred taxes are also recognized directly in equity. When current income tax or deferred income tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Current income taxes for the current and prior periods are measured at the amount expected to be recoverable from or payable to the taxation authorities based on the income tax rates enacted or substantively enacted at the end of the reporting period.

The Company follows the balance sheet liability method of accounting for income taxes. Under this method, deferred income taxes are recorded for the effect of any temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of taxable income. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred income tax assets are recognized for all temporary differences deductible to the extent future recovery is probable. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered. Deferred income taxes are calculated using enacted or substantively enacted tax rates. Deferred income tax balances are adjusted for any changes in the enacted or substantively enacted tax rates and the adjustment is recognized in the period that the rate change occurs.

Share-based Compensation Plans

As a result of the conversion of the legal structure of Baytex Energy Trust (the "Trust") from an income trust to a corporation at year-end 2010, all outstanding rights to acquire trust units of the Trust granted under the Trust Unit Rights Incentive Plan (the "Unit Rights Plan") were exchanged for equivalent rights to acquire common shares of Baytex ("share rights"), which are governed by the terms of the Share Rights Plan (as defined in note 14). As such, the expense is determined based on the fair value of the reclassified equity awards at the date of the modification using a binomial-lattice pricing model over the remaining vesting periods.

Expenses related to the Share Award Incentive Plan are determined based on the fair value grant date of the awards expected to vest over the vesting period.

Baytex's Share Rights Plan and Share Award Incentive Plan are further described in note 14.

4.     CHANGES IN ACCOUNTING POLICIES

Current Accounting Pronouncements

Presentation of Financial Statements

Certain standards and amendments were issued effective for accounting periods beginning on or after January 1, 2013. Many of these updates are not applicable or consequential to the Company and have been excluded from the discussion below. As of January 1, 2013, the Company adopted the following IFRS standards and amendments in accordance with the transitional provisions of each standard.

Baytex Energy Corp.    2013 Annual Report    41

Consolidation, Joint Ventures and Disclosures

Consolidated Financial Statements

IFRS 10 "Consolidated Financial Statements" replaces the consolidation guidance in IAS 27 "Consolidation and Separate Financial Statements" and Standing Interpretations Committee ("SIC") 12 "Consolidation – Special Purpose Entities" by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, control is based on whether an investor has: 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns. The retrospective adoption of this standard did not have any impact on the Company's consolidated financial statements.

Joint Arrangement

IFRS 11 "Joint Arrangements" replaces the guidance in IAS 31 "Interests in Joint Ventures" and SIC 13 "Jointly Controlled Entities – Non-Monetary Contributions by Ventures", and divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. The new standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted. Baytex accounts for its joint arrangements as joint operations. The retrospective adoption of this standard did not have any impact on the Company's consolidated financial statements.

Disclosure of Interests in Other Entities

IFRS 12 "Disclosure of Interests in Other Entities" requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities. The retrospective adoption of the annual disclosure requirements of this standard did not have a material impact on the Company's consolidated financial statements.

Separate Financial Statements

IAS 27 "Separate Financial Statements" has been amended as a result of changes to IFRS 10. The retrospective adoption of these amendments did not have any impact on the Company's consolidated financial statements.

Investments in Associates and Joint Ventures

IAS 28 "Investments in Associates and Joint Ventures" has been amended as a result of changes to IFRS 10 and IFRS 11. The retrospective adoption of these amendments did not have any impact on the Company's consolidated financial statements.

Fair Value Measurement

IFRS 13 "Fair Value Measurement" defines fair value, establishes a framework for measuring fair value, and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of this standard requires the revaluation of certain derivative financial liabilities on the Company's consolidated balance sheets to reflect an appropriate amount of risk of non-performance by the Company. The prospective adoption of this standard did not have a material impact on the Company's consolidated financial statements.

Financial Instruments: Disclosures

IFRS 7 "Financial Instruments: Disclosures" has been amended to provide disclosure requirements about rights of offset and related agreements for financial statements under an enforceable master netting or similar agreement. The retrospective adoption of this amendment did not have any impact on the Company's consolidated financial statements.

42    Baytex Energy Corp.    2013 Annual Report

Future Accounting Pronouncements

Levies

IFRS Interpretations Committee ("IFRIC") 21 "Levies" is effective January 1, 2014, and clarifies the recognition requirements concerning a liability to pay a levy imposed by a government, other than an income tax. The interpretation clarifies that the obligating event which gives rise to a liability is the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company is assessing the impact of this interpretation on its consolidated financial statements.

Financial Instruments

IFRS 9, "Financial Instruments" replaces IAS 39 "Financial Instruments: Recognition and Measurement", which replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classifications: amortized cost and fair value. In November 2013, the IASB amended IFRS 9 to include the new general hedge accounting model which remains optional, allows more opportunities to apply hedge accounting, and defers the effective date of this standard indefinitely. The full impact from adoption will not be known until completion of the standard and may have an impact on the Company's accounting for financial assets and liabilities.

Financial Instruments: Presentation

IAS 32 "Financial Instruments: Presentation" has been amended to clarify certain requirements for offsetting financial assets and liabilities. IAS 32 relates to presentation and disclosure and is not expected to have a material impact on the Company's consolidated financial statements.

5.     ASSETS HELD FOR SALE

In December 2013, the Board of Directors of Baytex approved a proposed transaction with an oil and natural gas company to exchange certain heavy oil assets in Saskatchewan and in return, receive certain heavy oil assets in the Peace River region of Alberta. At December 31, 2013, these assets and related liabilities were measured at carrying amount which was the lower of their carrying amount and estimated fair value less costs to sell. No fair value adjustment was recognized in the year. The Company has not recognized any depletion related to the assets held for sale subsequent to the approval of the proposed exchange. The Company expects to complete the exchange in the first half of 2014. Assets held for sale include $0.3 million of exploration and evaluation assets, $73.3 million of oil and gas properties. Liabilities related to assets held for sale include $10.2 million of asset retirement obligations.

Baytex Energy Corp.    2013 Annual Report    43

6.     EXPLORATION AND EVALUATION ASSETS

Cost

As at December 31, 2011	$129,774
Capital expenditures	13,406
Property acquisitions	135,772
Exploration and evaluation expense	(12,202)
Transfer to oil and gas properties	(3,902)
Divestitures	(22,074)
Foreign currency translation	(759)

As at December 31, 2012	$240,015

Capital expenditures	11,846
Property acquisitions	3,060
Exploration and evaluation expense	(10,286)
Transfer to oil and gas properties	(82,886)
Divestitures	(1,109)
Assets held for sale (note 5)	(305)
Foreign currency translation	2,652

As at December 31, 2013	$162,987

7.     OIL AND GAS PROPERTIES

Cost

As at December 31, 2011	$2,471,419
Capital expenditures	405,219
Property acquisitions	8,270
Transferred from exploration and evaluation assets	3,902
Change in asset retirement obligations	5,429
Divestitures	(133,447)
Foreign currency translation	(2,483)

As at December 31, 2012	$2,758,309

Capital expenditures	539,054
Property acquisitions	108
Corporate acquisition	100
Transferred from exploration and evaluation assets	82,886
Assets held for sale (note 5)	(110,386)
Change in asset retirement obligations	(28,734)
Divestitures	(33,907)
Foreign currency translation	16,338

As at December 31, 2013	$3,223,768

44    Baytex Energy Corp.    2013 Annual Report

Accumulated depletion

As at December 31, 2011	$439,259
Depletion for the year	294,623
Divestitures	(13,089)
Foreign currency translation	(60)

As at December 31, 2012	$720,733

Depletion for the year	325,793
Divestitures	(10,191)
Assets held for sale (note 5)	(37,057)
Foreign currency translation	1,704

As at December 31, 2013	$1,000,982

Carrying value

As at December 31, 2012	$2,037,576

As at December 31, 2013	$2,222,786

In January 2013, Baytex disposed of certain assets which consisted of $20.8 million of oil and gas properties for total proceeds of $43.3 million. Gains totaling $21.0 million were recognized in the consolidated statements of income and comprehensive income.

On May 22, 2012, Baytex Energy USA Ltd., an indirect, wholly-owned subsidiary of Baytex, disposed of its non-operated interests in North Dakota, which consisted of $116.5 million of oil and gas properties and $21.6 million of exploration and evaluation assets, for cash proceeds of $310.6 million. Gains totaling $172.5 million were recognized in the statements of income and comprehensive income.

The carrying value of petroleum and natural gas properties are subject to impairment tests, which were calculated at December 31, 2013 using the following benchmark reference prices for the years 2014 to 2018 adjusted for commodity differentials specific to the Company:

	2014	2015	2016	2017	2018

WTI crude oil (US$/bbl)	94.65	88.37	84.25	95.52	96.96
AECO natural gas ($/MMBtu)	4.00	3.99	4.00	4.93	5.01
Exchange rate (CAD/USD)	0.94	0.94	0.94	0.94	0.94

Oil and natural gas prices reflect the NYMEX futures market as at year-end 2013. This data is combined with assumptions relating to long-term prices, inflation rates and exchange rates together with estimates of transportation costs and pricing of competing fuels to forecast long-term energy prices, consistent with external sources of information. The prices and costs subsequent to 2018 have been adjusted for inflation at an annual rate of 1.5%. Based on the impairment test calculations, the Company's estimated discounted future net cash flows at 10% associated with proved and probable reserves exceeded the net book value of the oil and gas properties.

Baytex Energy Corp.    2013 Annual Report    45

8.     OTHER PLANT AND EQUIPMENT

Cost

As at December 31, 2011	$58,801
Capital expenditures	6,338
Foreign currency translation	(24)

As at December 31, 2012	$65,115

Capital expenditures	4,298
Foreign currency translation	97

As at December 31, 2013	$69,510

Accumulated depletion

As at December 31, 2011	$33,568
Depreciation	3,174
Foreign currency translation	(19)

As at December 31, 2012	$36,723

Depreciation	3,158
Foreign currency translation	70

As at December 31, 2013	$39,951

Carrying value

As at December 31, 2012	$28,392

As at December 31, 2013	$29,559

Field inventory held is valued at the lower of cost, using the weighted average cost method, or net realizable value and is not depreciated.

9.     GOODWILL

As at	December 31, 2013	December 31, 2012

Cost	$37,755	$37,755

Carrying value	$37,755	$37,755

The carrying value of the assets supporting goodwill was determined to be lower than the recoverable amount, calculated based on the higher of value-in-use and fair value less cost to sell, and no impairment loss was recognized.

The Company estimates value-in-use based on a discounted cash flow model that uses a pre-tax discount rate based on the reserve report generated by an independent external party and approved by the Board of Directors on an annual basis. The reserve report is based on an estimated remaining reserve life up to a maximum of 50 years. The forecasted cash flows include reserves where there is at least a 50% probability that the estimated proved plus probable reserves will be recovered. Value-in-use, related to this goodwill impairment test, was determined by discounting the future cash flows generated from the related CGU's using key assumptions listed in note 7.

46    Baytex Energy Corp.    2013 Annual Report

10.  BANK LOAN

As at	December 31, 2013	December 31, 2012

Bank loan	$223,371	$116,394

The Company's wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established a $40.0 million extendible operating loan facility with a chartered bank and an $810.0 million extendible syndicated loan facility with a syndicate of chartered banks, each of which constitute a revolving credit facility that is extendible annually for a 1, 2, 3 or 4 year period (subject to a maximum four-year term at any time). On June 4, 2013, Baytex Energy reached agreement with its lending syndicate to amend the credit facilities to (i) increase the amount available under the extendible syndicated loan facility to $810.0 million (from $660.0 million), (ii) extend the maximum term of the revolving period for both the operating and syndicated loan facilities to four years (from three years) and, (iii) extend the maturity date of both the operating and syndicated loan facilities to June 14, 2017 (from June 14, 2015). The credit facilities contain standard commercial covenants for facilities of this nature and do not require any mandatory principal payments prior to maturity and Baytex Energy is in compliance with all such covenants. The credit facilities do not require any mandatory principal payments prior to maturity. Advances (including letters of credit) under the credit facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank's prime lending rate, bankers' acceptance discount rates or London Interbank Offer Rates, plus applicable margins. The credit facilities are secured by a floating charge over all of Baytex Energy's assets and are guaranteed by Baytex and certain of its material subsidiaries. The credit facilities do not include a term-out feature or a borrowing base restriction. In the event that Baytex Energy does not comply with the covenants under the credit facilities, Baytex's ability to pay dividends to its shareholders may be restricted.

Financing costs for the year ended December 31, 2013 include credit facility amendment fees of $2.1 million ($0.8 million for the year ended December 31, 2012). The weighted average interest rate on the bank loan for the year ended December 31, 2013 was 4.61% (3.95% for the year ended December 31, 2012).

11.  LONG-TERM DEBT

As at	December 31, 2013	December 31, 2012

6.75% Series B senior unsecured debentures (US$150,000 – principal) due February 17, 2021	$157,673	$147,305
6.625% Series C senior unsecured debentures (Cdn$300,000 – principal) due July 19, 2022	294,357	293,890

	$452,030	$441,195

On July 19, 2012, Baytex issued $300 million principal amount of Series C senior unsecured debentures bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. These debentures are subordinate to Baytex Energy's bank credit facilities. After July 19 of each of the following years, these debentures are redeemable at the Company's option, in whole or in part, with not less than 30 nor more than 60 days' notice at the following redemption prices (expressed as a percentage of the principal amount of the debentures): 2017 at 103.313%, 2018 at 102.208%, 2019 at 101.104%, and 2020 at 100%. These debentures are carried at amortized cost, net of a $6.3 million transaction cost. These debentures accrete up to the principal balance at maturity using the effective interest rate of 6.9%.

On August 26, 2012, Baytex redeemed its 9.15% Series A senior unsecured debentures ($150 million principal amount) for 104.575% of the principal amount. A charge on redemption of $9.3 million has been recorded for the year ended December 31, 2012, consisting of $6.9 million premium paid to redeem the debentures and $2.4 million of unaccreted debt issue costs.

Baytex Energy Corp.    2013 Annual Report    47

Accretion expense on debentures of $0.7 million has been recorded in financing costs for the year ended December 31, 2013 (year ended December 31, 2012 – $0.6 million).

12.  ASSET RETIREMENT OBLIGATIONS

	December 31, 2013	December 31, 2012

Balance, beginning of year	$265,520	$260,411
Liabilities incurred	14,901	7,092
Liabilities settled	(12,076)	(6,905)
Liabilities acquired	–	1,037
Liabilities divested	(1,409)	(2,372)
Accretion	7,011	6,631
Change in estimate(1)	(42,226)	(328)
Liabilities related to assets held for sale (note 5)	(10,241)	–
Foreign currency translation	148	(46)

Balance, end of year	$221,628	$265,520

(1)
Changes in the status of wells, discount rates, and the estimated costs of abandonment and reclamation are factors resulting in a change in estimate.

The Company's asset retirement obligations are based on its net ownership in wells and facilities. Management estimates the costs to abandon and reclaim the wells and the facilities using existing technology and the estimated time period during which these costs will be incurred in the future. These costs are expected to be incurred over the next 50 years. The undiscounted amount of estimated cash flow required to settle the asset retirement obligations using an estimated annual inflation rate of 2.0% at December 31, 2013 is $318.6 million (December 31, 2012 – $318.7 million). The amount of estimated cash flow required to settle the asset retirement obligations at December 31, 2013 using an estimated annual inflation rate of 2.0% (December 31, 2012 – 2.0%) and discounted at a risk free rate of 3.0% (December 31, 2012 – 2.5%) is $221.6 million (December 31, 2012 – $265.5 million).

13.  SHAREHOLDERS' CAPITAL

Shareholders' Capital

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10,000,000 preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at December 31, 2013, no preferred shares have been issued by the Company and all common shares issued were fully paid.

48    Baytex Energy Corp.    2013 Annual Report

	Number of Common Shares (000s)	Amount

Balance, December 31, 2011	117,893	$1,680,184
Issued on exercise of share rights	1,366	21,873
Transfer from contributed surplus on exercise of share rights	–	36,667
Transfer from contributed surplus on vesting and conversion of share awards	403	20,118
Issued pursuant to dividend reinvestment plan	2,206	101,516

Balance, December 31, 2012	121,868	$1,860,358

Issued on exercise of share rights	802	10,586
Transfer from contributed surplus on exercise of share rights	–	20,333
Transfer from contributed surplus on vesting and conversion of share awards	555	24,542
Issued pursuant to dividend reinvestment plan	2,167	88,384

Balance, December 31, 2013	125,392	$2,004,203

Baytex has a Dividend Reinvestment Plan (the "DRIP") that allows eligible holders in Canada and the United States to reinvest their monthly cash dividends to acquire additional common shares. At the discretion of Baytex, common shares will either be issued from treasury or acquired in the open market at prevailing market prices. Pursuant to the terms of the DRIP, common shares are issued from treasury at a three percent discount to the arithmetic average of the daily volume weighted average trading prices of the common shares on the Toronto Stock Exchange (in respect of participants resident in Canada or any jurisdiction other than the United States) or the New York Stock Exchange (in respect of participants resident in the United States) for the period commencing on the second business day after the dividend record date and ending on the second business day immediately prior to the dividend payment date. Baytex reserves the right at any time to change or eliminate the discount on common shares acquired through the DRIP from treasury.

The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meetings of the holders of common shares. All common shares rank among themselves equally and with regard to the Company's net assets in the event of termination or winding-up of the Company.

Monthly dividends of $0.22 per common share were declared by the Company during the years ended December 31, 2013 and 2012 for total dividends declared of $327.0 million ($237.7 million net of dividend reinvestment) and $317.1 million ($215.2 million net of dividend reinvestment), respectively.

Subsequent to December 31, 2013, the Company announced that a monthly dividend in respect of January and February 2014 operations of $0.22 per common share ($27.7 million and $27.7 million, respectively) will be payable on February 15, 2014 and March 14, 2014 to shareholders of record on January 31, 2014 and February 28, 2014, respectively.

14.  EQUITY BASED PLANS

Share Award Incentive Plan

The Company has a full-value award plan (the "Share Award Incentive Plan") pursuant to which restricted awards and performance awards (collectively, "share awards") may be granted to the directors, officers and employees of the Company and its subsidiaries. The maximum number of common shares issuable under the Share Award Incentive Plan (and any other long-term incentive plans of the Company) shall not at any time exceed 3.3% (2012 – 10.0%) of the then-issued and outstanding common shares.

Baytex Energy Corp.    2013 Annual Report    49

Each restricted award entitles the holder to be issued the number of common shares designated in the restricted award (plus dividend equivalents as described below) with such common shares to be issued as to one-sixth on the first anniversary date of the grant and as to one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date). Each performance award entitles the holder to be issued the number of common shares designated in the performance award (plus dividend equivalents as described below) multiplied by a payout multiplier with such common shares to be issued as to one-sixth on the first anniversary date of the grant and as to one-sixth every six months thereafter (with the last issuance to occur 42 months following the grant date). The payout multiplier is dependent on the performance of the Company relative to pre-defined corporate performance measures for a particular period. In the case of both restricted and performance awards, the number of common shares to be issued on the applicable issue date is adjusted to account for the payment of dividends from the grant date to the applicable issue date.

The Company recorded compensation expense related to the share awards of $30.7 million for the year ended December 31, 2013 (year ended December 31, 2012 – $33.8 million).

The fair value of share awards is determined at the date of grant using the closing price of the common shares and, for performance awards, an estimated payout multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate, which has been estimated at a weighted average of 9.7% of outstanding share awards. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. The estimated weighted average fair value for share awards at the measurement date is $42.91 per restricted award and performance award granted during the year ended December 31, 2013 (year ended December 31, 2012 – $50.22 per restricted award and performance award).

The number of share awards outstanding is detailed below:

	Number of restricted awards (000s)	Number of performance awards (000s)	Number of share awards (000s)

Balance, December 31, 2011	365	229	594
Granted	370	306	676
Vested and converted to common shares	(133)	(130)	(263)
Forfeited	(36)	(17)	(53)

Balance, December 31, 2012	566	388	954

Granted	437	374	811
Vested and converted to common shares	(215)	(142)	(357)
Forfeited	(65)	(40)	(105)

Balance, December 31, 2013	723	580	1,303

Share Rights Plan

As a result of the conversion of the legal structure of the Company's predecessor, Baytex Energy Trust (the "Trust"), from an income trust to a corporation at year-end 2010, Baytex adopted a Common Share Rights Incentive Plan (the "Share Rights Plan") to facilitate the exchange of the outstanding unit rights (granted under the Unit Rights Plan of the Trust) for share rights.

As a result of the adoption of the Share Award Incentive Plan (as described above) effective January 1, 2011, no grants have been made under the Share Rights Plan since December 31, 2010. The Share Rights Plan will remain in place until such time as all outstanding share rights have been exercised, canceled or expired. Each share right entitles the holder thereof to acquire a common share upon payment of the exercise price, which may be reduced to account for future dividends (subject to certain performance criteria).

Baytex recorded compensation expense related to the share rights under the Share Rights Plan of $1.6 million for the year ended December 31, 2013 (year ended December 31, 2012 – $2.9 million). As at December 31, 2013, all outstanding share rights are fully expensed and exercisable.

50    Baytex Energy Corp.    2013 Annual Report

The number of share rights outstanding and exercise prices are detailed below:

	Number of share rights (000s)	Weighted average exercise price

Balance, December 31, 2011(1)	2,971	$16.98
Exercised(2)	(1,366)	16.01
Forfeited(1)	(80)	21.27

Balance, December 31, 2012(1)	1,525	$16.79

Exercised(2)	(802)	13.53
Forfeited(1)	(6)	27.77

Balance, December 31, 2013(1)	717	$17.69

(1)
Weighted average exercise price reflects the grant price less the reduction in exercise price for dividends and distributions.
(2)
Weighted average exercise price includes rights exercised at both original grant prices and original grant prices reduced for dividends and distributions subsequent to grant date.

The following table summarizes information about the share rights outstanding at December 31, 2013:

	Exercise Prices Applying Original Grant Price			Exercise Prices Applying Original Grant Price Reduced for Dividends and Distributions Subsequent to Grant Date

PRICE RANGE	Number Outstanding and Exercisable at December 31, 2013 (000s)	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Outstanding and Exercisable at December 31, 2013 (000s)	Weighted Average Remaining Term (years)	Weighted Average Exercise Price

$1.38 to $8.75	–	–	$–	6	0.3	$2.59
$8.76 to $16.25	5	0.2	12.46	114	0.6	12.03
$16.26 to $23.75	119	0.6	22.46	537	0.9	17.78
$23.76 to $31.25	558	0.9	27.72	47	1.3	27.77
$31.26 to $38.75	33	1.6	34.62	12	1.4	33.38
$38.76 to $47.72	2	2.0	45.97	1	2.0	39.99

$1.38 to $47.72	717	0.9	$27.11	717	0.9	$17.69

15.  NET INCOME PER SHARE

Baytex calculates basic income per share based on the net income attributable to shareholders and a weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted and share rights were exercised. The treasury stock method is used to determine the dilutive effect of share awards and share rights whereby the potential conversion of share awards, the estimated proceeds from the exercise of share rights and the amount of compensation expense, if any, attributed to future services not yet recognized, are assumed to be used to purchase common shares at the average market price during the periods.

	Years Ended December 31

	2013			2012

	Net income	Common shares (000s)	Net income per share	Net income	Common shares (000s)	Net income per share

Net income – basic	$164,845	123,749	$1.33	$258,631	119,959	$2.16
Dilutive effect of share awards	–	1,180	–	–	1,117	–
Dilutive effect of share rights	–	465	–	–	747	–

Net income – diluted	$164,845	125,394	$1.32	$258,631	121,823	$2.12

For the years ended December 31, 2013, and 2012, no share rights were anti-dilutive.

Baytex Energy Corp.    2013 Annual Report    51

16.  INCOME TAXES

The provision for income taxes has been computed as follows:

	Years Ended December 31

	2013	2012

Net income before income taxes	$217,647	$376,391
Expected income taxes at the statutory rate of 25.46% (2012 – 25.51%)(1)	55,413	96,017
Increase (decrease) in income taxes resulting from:
Share-based compensation	8,233	9,357
Effect of rate adjustments for foreign jurisdictions	(4,685)	20,742
Effect of change in opening tax pool balances	(22)	(8,025)
Remeasurement of deferred tax assets	(6,419)	–
Other	282	(331)

Income tax expense	$52,802	$117,760

(1)
The change in statutory rate is mainly related to changes in the provincial apportionment of income.

A continuity of the net deferred income tax liability is detailed in the following tables:

As at	January 1, 2012	Recognized in Net Income	Acquired in Business Combination	Foreign Currency Translation Adjustment	December 31, 2012

Taxable temporary differences:
Petroleum and natural gas properties	$(275,706)	$(33,833)	$–	$–	$(309,539)
Deferred income	(86,019)	45,220	–	–	(40,799)
Other	(2,700)	582	–	1,522	(596)
Deductible temporary differences:
Asset retirement obligations	55,038	12,253	–	–	67,291
Financial derivatives	7,362	(7,908)	–	–	(546)
Non-capital losses	215,462	(129,877)	–	–	85,585
Finance costs	3,479	5,965	–	–	9,444

Net deferred income tax liability(1)	$(83,084)	$(107,598)	$–	$1,522	$(189,160)

(1)
Non-capital loss carry-forwards totaled $335.6 million and expire from 2026 to 2031.

As at	January 1, 2013	Recognized in Net Income	Acquired in Business Combination	Foreign Currency Translation Adjustment	December 31, 2013

Taxable temporary differences:
Petroleum and natural gas properties	$(309,539)	$(37,992)	$3,486	$–	$(344,045)
Deferred income	(40,799)	(3,245)	–	–	(44,044)
Other	(596)	1,928	–	(3,104)	(1,772)
Deductible temporary differences:
Asset retirement obligations	67,291	(5,202)	–	–	62,089
Financial derivatives	(546)	2,943	–	–	2,397
Non-capital losses	85,585	(20,027)	–	–	65,558
Finance costs	9,444	1,972	–	–	11,416

Net deferred income tax liability(1)(2)	$(189,160)	$(59,623)	$3,486	$(3,104)	$(248,401)

(1)
Non-capital loss carry-forwards totaled $225.1 million and expire from 2026 to 2031.
(2)
The Company has accumulated earnings and profits in its U.S. subsidiary of $97.2 million. The Company intends to reinvest these profits for the foreseeable future and has therefore not recognized a deferred tax liability in respect of these amounts.

52    Baytex Energy Corp.    2013 Annual Report

17.  REVENUES

	Years Ended December 31

	2013	2012

Petroleum and natural gas revenues	$1,363,874	$1,215,606
Royalty charges	(252,049)	(194,535)
Royalty income	3,585	3,878

Revenues, net of royalties	$1,115,410	$1,024,949

18.  FINANCING COSTS

	Years Ended December 31

	2013	2012

Bank loan and other	$10,139	$11,074
Long-term debt	30,945	28,623
Accretion on asset retirement obligations	7,011	6,631
Debt financing costs	2,240	863

Financing costs	$50,335	$47,191

19.  SUPPLEMENTAL INFORMATION

Change in Non-Cash Working Capital Items

	Years Ended December 31

	2013	2012

Trade and other receivables	$32,373	$35,173
Crude oil inventory	(144)	(466)
Trade and other payables	30,487	(47,799)

	$62,716	$(13,092)

Changes in non-cash working capital related to:
Operating activities	3,447	11,570
Investing activities	59,269	(24,662)

	$62,716	$(13,092)

Foreign Exchange

	Years Ended December 31

	2013	2012

Unrealized foreign exchange loss (gain)	$9,828	$(1,533)
Realized foreign exchange (gain)	(5,922)	(3,206)

Foreign exchange loss (gain)	$3,906	$(4,739)

Baytex Energy Corp.    2013 Annual Report    53

Income Statement Presentation

The following table details the amount of total employee compensation costs included in the production and operating expense and general and administrative expense.

	Years Ended December 31

	2013	2012

Production and operating	$9,209	$7,975
General and administrative	29,812	28,420

Total employee compensation costs	$39,021	$36,395

20.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities are comprised of cash, trade and other receivables, trade and other payables, dividends payable to shareholders, bank loan, financial derivatives and long-term debt.

Categories of Financial Instruments

The estimated fair values of the financial instruments have been determined based on the Company's assessment of available market information. To estimate fair values of its financial instruments, Baytex uses quoted market prices when available, or third-party models and valuation methodologies that use observable market data. These estimates may not necessarily be indicative of the amounts that could be realized or settled in a market transaction. The fair values of financial instruments, other than bank loan and long-term debt, are equal to their carrying amounts due to the short-term maturity of these instruments. The fair value of the bank loan approximates its carrying value as it is at a market rate of interest. The fair value of the long-term debt is based on the trading value of the debentures.

Fair Value of Financial Instruments

Baytex classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instruments:

•
Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

•
Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

•
Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

54    Baytex Energy Corp.    2013 Annual Report

The carrying value and fair value of the Company's financial instruments carried on the consolidated statements of financial position are classified into the following categories:

	As at December 31, 2013		As at December 31, 2012

	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy

Financial Assets
FVTPL(1)
Cash	$18,368	$18,368	$1,837	$1,837	Level 1
Derivatives	10,087	10,087	20,167	20,167	Level 2

Total FVTPL(1)	$28,455	$28,455	$22,004	$22,004

Loans and receivables
Trade and other receivables	$141,651	$141,651	$170,972	$170,972	–

Total loans and receivables	$141,651	$141,651	$170,972	$170,972

Financial Liabilities
FVTPL(1)
Derivatives	$(19,501)	$(19,501)	$(18,027)	$(18,027)	Level 2

Total FVTPL(1)	$(19,501)	$(19,501)	$(18,027)	$(18,027)

Other financial liabilities
Trade and other payables	$(213,091)	$(213,091)	$(181,558)	$(181,558)	–
Dividends payable to shareholders	(27,586)	(27,586)	(26,811)	(26,811)	–
Bank loan	(223,371)	(223,371)	(116,394)	(116,394)	–
Long-term debt	(452,030)	(478,672)	(441,195)	(476,193)	–

Total other financial liabilities	$(916,078)	$(942,720)	$(765,958)	$(800,956)

(1)
FVTPL means fair value through profit or loss.

There were no transfers between Level 1 and 2 in either 2013 or 2012.

Financial Risk

Baytex is exposed to a variety of financial risks, including market risk, liquidity risk and credit risk. The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Company does not enter into derivative contracts for speculative purposes.

Market Risk

Market risk is the risk that the fair value or future cash flows of financial assets or liabilities will fluctuate due to movements in market prices. Market risk is comprised of foreign currency risk, interest rate risk and commodity price risk.

Foreign Currency Risk

Baytex is exposed to fluctuations in foreign currency as a result of the U.S. dollar portion of its bank loan, its Series B senior unsecured debentures, crude oil sales based on U.S. dollar indices and commodity contracts that are settled in U.S. dollars. The Company's net income and cash flow will therefore be impacted by fluctuations in foreign exchange rates.

To manage the impact of currency exchange rate fluctuations, the Company may enter into agreements to fix the Canadian dollar – U.S. dollar exchange rate.

Baytex Energy Corp.    2013 Annual Report    55

At December 31, 2013, the Company had in place the following currency derivative contracts:

Type	Period	Amount per month	Sales Price	Reference

Monthly average rate forward	January to June 2014	US$1.00 million	1.0957	(1)
Monthly forward spot sale	January to June 2014	US$3.00 million	1.0924	(2)
Monthly average collar	January to December 2014	US$1.00 million	1.0300 - 1.0600	(1)
Monthly average rate forward	January to December 2014	US$2.00 million	1.0388	(2)
Monthly forward spot sale	January to December 2014	US$8.50 million	1.0457	(2)
Monthly average collar	January to December 2014	US$0.50 million	1.0350 - 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$0.50 million	1.0375 - 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$1.00 million	1.0400 - 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$1.00 million	1.0430 - 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$1.00 million	1.0450 - 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$1.50 million	1.0500 - 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$0.50 million	1.0550 - 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$0.50 million	1.0575 - 1.1100	(1)(3)
Monthly average collar	January to December 2014	US$0.50 million	1.0650 - 1.1100	(1)(3)
Sold call option	July to December 2014	US$6.00 million	1.0500	(1)(4)
Sold call option	July to December 2014	US$4.00 million	1.0520	(1)(4)
Sold call option	July 2014 to December 2015	US$1.00 million	1.0750	(1)(4)
Sold call option	July 2014 to December 2015	US$1.50 million	1.0800	(1)(4)
Sold call option	July 2014 to December 2015	US$1.50 million	1.0900	(1)(4)

(1)
Actual contract rate (CAD/USD).
(2)
Based on the weighted average contract rates (CAD/USD).
(3)
Monthly sales price above the upper end of the price collar will result in settlement at the lower end of the price collar.
(4)
Counterparty has the option to enter into a monthly average rate forward for the periods, amounts per month and sales prices noted.

The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at December 31, 2013 as well as the unrealized gain or loss on revaluation of outstanding U.S. dollar denominated debt. The sensitivity is based on a $0.01 increase and decrease in the CAD/USD foreign exchange rate and excludes the impact on revenue proceeds.

Sensitivity of Foreign Exchange Exposure:	$0.01 Increase in CAD/USD Exchange rate	$0.01 Decrease in CAD/USD Exchange rate

Loss (gain) on currency derivative contracts	$5,127	$(5,226)
(Gain) loss on other monetary assets/liabilities	(871)	871

Net income decrease (increase)	$4,256	$(4,355)

The carrying amounts of the Company's U.S. dollar denominated monetary assets and liabilities at the reporting date are as follows:

	Assets		Liabilities

	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

U.S. dollar denominated	US$102,367	US$124,048	US$194,924	US$201,980

Interest Rate Risk

The Company's interest rate risk arises from Baytex Energy's floating rate bank credit facilities. As at December 31, 2013, $223.4 million of the Company's total debt is subject to movements in floating interest rates. A change of 100 basis points in interest rates would impact net income before taxes for the year ended December 31, 2013 by approximately $2.9 million. Baytex uses a combination of short-term and long-term debt to finance operations.

56    Baytex Energy Corp.    2013 Annual Report

As at December 31, 2013, Baytex had the following interest rate swap financial derivative contracts:

Type	Period	Notional Principal Amount	Fixed interest rate	Floating rate index

Swap – pay fixed, receive floating	January to September 2014	US$90.0 million	4.06%	3-month LIBOR
Swap – pay fixed, receive floating	January to September 2014	US$90.0 million	4.39%	3-month LIBOR

Commodity Price Risk

Baytex monitors and, when appropriate, utilizes financial derivative contracts or physical delivery contracts to manage the risk associated with changes in commodity prices. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors of Baytex. Under the Company's risk management policy, financial derivatives are not to be used for speculative purposes.

When assessing the potential impact of oil price changes on the financial derivative contracts outstanding as at December 31, 2013, a 10% increase in oil prices would increase the unrealized loss at December 31, 2013 by $55.3 million, while a 10% decrease would decrease the unrealized loss at December 31, 2013 by $49.6 million.

When assessing the potential impact of natural gas price changes on the financial derivative contracts outstanding as at December 31, 2013, a 10% increase in natural gas prices would increase the unrealized loss at December 31, 2013 by $4.1 million, while a 10% decrease would decrease the unrealized loss at December 31, 2013 by $4.2 million.

Financial Derivative Contracts

At December 31, 2013, Baytex had the following financial derivative contracts:

Oil	Period	Volume	Price/Unit(1)	Index

Fixed – Sell	January to March 2014	15,000 bbl/d	US$100.04	WTI
Fixed – Sell	January to June 2014	2,750 bbl/d	US$100.27	WTI
Fixed – Sell	January to September 2014	1,000 bbl/d	US$97.98	WTI
Fixed – Sell	January to December 2014	3,500 bbl/d	US$95.43	WTI
Fixed – Buy	January to December 2014	380 bbl/d	US$101.06	WTI
Fixed – Sell	April to June 2014	6,000 bbl/d	US$99.96	WTI
Basis swap	January to December 2014	2,000 bbl/d	WTI less US$22.90	WCS
Sold call option(2)	April to December 2014	1,000 bbl/d	US$96.50	WTI
Sold call option(2)	April to December 2014	2,000 bbl/d	US$98.00	WTI
Sold call option(2)	April to September 2014	2,000 bbl/d	US$100.00	WTI
Fixed – Sell	July to September 2014	3,500 bbl/d	US$99.57	WTI
Fixed – Sell	July to December 2014	3,000 bbl/d	US$95.40	WTI
Sold call option(2)	July 2014 to June 2015	2,000 bbl/d	US$94.00	WTI

(1)
Based on the weighted average price/unit for the remainder of the contract.
(2)
Counterparty has the option to enter into a fixed sell for the periods, volumes and prices noted.

Baytex Energy Corp.    2013 Annual Report    57

Natural Gas	Period	Volume	Price/unit(1)	Index

Price collar	January to March 2014	10,000 mmBtu/d	US$4.00 - US$4.50	NYMEX
Price collar	January to March 2014	2,500 mmBtu/d	US$4.20 - US$4.60	NYMEX
Basis swap	January to March 2014	15,000 mmBtu/d	NYMEX less US$0.363	AECO
Fixed – Sell	January to March 2014	5,000 mmBtu/d	US$4.08	NYMEX
Fixed – Sell	January to October 2014	3,250 mmBtu/d	US$4.20	NYMEX
Fixed – Sell	January to December 2014	2,000 mmBtu/d	US$4.45	NYMEX
Sold call option	April to October 2014	5,000 mmBtu/d	US$3.90	NYMEX
Fixed – Sell	April to October 2014	2,500 mmBtu/d	US$4.18	NYMEX
Fixed – Sell	April 2014 to March 2015	10,000 mmBtu/d	US$4.08	NYMEX
Fixed – Sell	November 2014 to March 2015	5,000 mmBtu/d	US$4.36	NYMEX

(1)
Based on the weighted average price/unit for the remainder of the contract.

Financial derivatives are marked-to-market at the end of each reporting period, with the following reflected in the condensed consolidated statements of income and comprehensive income:

	Years Ended December 31

	2013	2012

Realized loss (gain) on financial derivatives	$1,227	$(28,746)
Unrealized loss (gain) on financial derivatives	11,905	(32,808)

Loss (gain) on financial derivatives	$13,132	$(61,554)

Physical Delivery Contracts

As at December 31, 2013, the following physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with the Company's expected sale requirements. Physical delivery contracts are not considered financial instruments; therefore, no asset or liability has been recognized in the consolidated financial statements.

Heavy Oil	Period	Volume	Weighted Average Price/Unit(1)

WCS Blend	January to December 2014	2,000 bbl/d	WTI × 81.00%

(1)
Based on the weighted average price/unit for the remainder of the contract.

At December 31, 2013, Baytex had committed to deliver the volumes of raw bitumen noted below to market on rail:

Heavy Oil	Period	Term Volume

Raw bitumen	January to March 2014	9,000 bbl/d
Raw bitumen	April to June 2014	9,200 bbl/d

Liquidity Risk

Liquidity risk is the risk that Baytex will encounter difficulty in meeting obligations associated with financial liabilities. Baytex manages its liquidity risk through cash and debt management. Such strategies include continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit under existing banking arrangements and opportunities to issue additional common shares. As at December 31, 2013, Baytex had available unused bank credit facilities in the amount of $626.6 million (as at December 31, 2012 – $574.8 million).

58    Baytex Energy Corp.    2013 Annual Report

The timing of cash outflows (excluding interest) relating to financial liabilities as at December 31, 2013 is outlined in the table below:

	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years

Trade and other payables	$213,091	$213,091	$–	$–	$–
Dividends payable to shareholders	27,586	27,586	–	–	–
Bank loan(1)	223,371	–	–	223,371	–
Long-term debt(2)	459,540	–	–	–	459,540

	$923,588	$240,677	$–	$223,371	$459,540

(1)
The bank loan is a covenant-based revolving loan that is extendible annually, for a one, two, three or four year period (subject to a maximum four-year term at any time). Unless extended, the revolving period will end on June 14, 2017 with all amounts to be re-paid on such date.
(2)
Principal amount of instruments.

Credit Risk

Credit risk is the risk that a counterparty to a financial asset will default resulting in Baytex incurring a loss. Most of the Company's trade and other receivables relate to petroleum and natural gas sales and are exposed to typical industry credit risks. Baytex reviews its exposure to individual entities on a regular basis and manages its credit risk by entering into sales contracts with only creditworthy entities. Letters of credit and/or parental guarantees may be obtained prior to the commencement of business with certain counterparties. Credit risk may also arise from financial derivative instruments. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers all financial assets that are not impaired or past due for each of the reporting dates under review are of good credit quality. None of the Company's financial assets are secured by collateral.

Should Baytex determine that the ultimate collection of a receivable is in doubt based on the processes for managing credit risk, the carrying amount of accounts receivable is reduced through the use of an allowance for doubtful accounts and the amount of the loss is recognized in net income. If the Company subsequently determines that an account is uncollectible, the account is written-off with a corresponding change to allowance for doubtful accounts. For the year ended December 31, 2013, $0.4 million was written-off in relation to balances already previously provided for (year ended December 31, 2012 – $0.1 million added).

As at December 31, 2013, allowance for doubtful accounts was $0.7 million (December 31, 2012 – $1.1 million). As at December 31, 2013, accounts receivable that Baytex has deemed past due but not impaired was $1.9 million (December 31, 2012 – $7.2 million).

21.  COMMITMENTS AND CONTINGENCIES

Baytex has a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company's funds from operations in an ongoing manner. A significant portion of these obligations will be funded by funds from operations. These obligations as of December 31, 2013, and the expected timing of funding of these obligations, are noted in the table below.

($ thousands)	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years

Operating leases	41,747	6,496	13,155	13,142	8,954
Processing agreements	35,593	4,107	6,815	5,550	19,121
Transportation agreements	72,778	6,592	19,835	17,974	28,377

Total	$150,118	$17,195	$39,805	$36,666	$56,452

Baytex also has ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

Operating lease and sublease payments recognized as an expense during the year ended December 31, 2013 was $6.3 million (December 31, 2012 – $6.5 million). Baytex has entered into operating leases on office buildings in the ordinary course of business. The Company's operating lease agreements do not contain any contingent rent clauses. The Company has renewal options to extend its lease at the option of the lessee at lease payments based on market prices on one of its leased office buildings. None of the operating lease agreements contain purchase options or escalation clauses or any restrictions regarding dividends, further leases or additional debt.

Baytex Energy Corp.    2013 Annual Report    59

Baytex is engaged in litigation and claims arising in the normal course of operations, none of which could reasonably be expected to materially affect the Company's financial position or reported results of operations.

At December 31, 2013, Baytex has $8.8 million of outstanding letters of credit (December 31, 2012 – $8.8 million).

22.  RELATED PARTIES

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed separately in this note.

Transactions with key management personnel (including directors) are noted in the table below:

	Years Ended December 31

	2013	2012

Short-term employee benefits	$7,898	$8,232
Share-based compensation	15,989	10,291
Termination payments	–	8,241

Total compensation for key management personnel	$23,887	$26,764

23.  GEOGRAPHIC INFORMATION

Baytex has operations principally in Canada and the United States. Baytex's entire operating activities are related to the acquisition, development and production of oil and natural gas. The following geographic information has been prepared by segregating the results into the geographic areas in which Baytex operates.

	Canada		United States		Total

	2013	2012	2013	2012	2013	2012

Years ended December 31
Gross revenues to external customers	$1,260,767	$1,154,636	$106,692	$64,848	$1,367,459	$1,219,484
Royalties	(211,499)	(174,962)	(40,550)	(19,573)	(252,049)	(194,535)

Revenue, net of royalties to external customers	$1,049,268	$979,674	$66,142	$45,275	$1,115,410	$1,024,949

As at December 31
Exploration and evaluation assets	$127,431	$200,439	$35,556	$39,576	$162,987	$240,015
Oil and gas properties	1,970,232	1,863,520	252,554	174,056	2,222,786	2,037,576
Other plant and equipment	28,322	27,444	1,237	948	29,559	28,392
Goodwill	37,755	37,755	–	–	37,755	37,755
Total non-current assets	$2,163,740	$2,129,158	$289,347	$214,580	$2,453,087	$2,343,738

24.  CAPITAL DISCLOSURES

The Company's objectives when managing capital are to: (i) maintain financial flexibility in its capital structure; (ii) optimize its cost of capital at an acceptable level of risk; and (iii) preserve its ability to access capital to sustain the future development of the business through maintenance of investor, creditor and market confidence.

Baytex considers its capital structure to include total monetary debt and shareholders' equity. Total monetary debt is the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivative contracts and assets held for sale and liabilities related to assets held for sale)) and the principal amount of long-term bank loan and debt. At December 31, 2013, total monetary debt was $762.1 million (December 31, 2012 – $599.8 million).

The Company's financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to changes in economic conditions and the risk characteristics of its underlying assets. Baytex is in compliance with all financial covenants relating to its senior unsecured debentures and the credit

60    Baytex Energy Corp.    2013 Annual Report

facilities of Baytex Energy. In order to manage its capital, the Company may adjust the amount of its dividends, adjust its level of capital spending, issue new shares or debt, or sell assets to reduce debt.

Baytex monitors capital based on the current and projected ratio of total monetary debt to funds from operations and the current and projected level of its undrawn bank credit facilities. Funds from operations is a financial term commonly used in the oil and gas industry. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. The Company's objectives are to maintain a total monetary debt to funds from operations ratio of less than two times and to have access to undrawn bank credit facilities of not less than $100 million. The total monetary debt to funds from operations ratio may increase beyond two times, and the undrawn credit facilities may decrease to below $100 million at certain times due to a number of factors, including acquisitions, changes to commodity prices and changes in the credit market. To facilitate management of the total monetary debt to funds from operations ratio and the level of undrawn bank credit facilities, the Company continuously monitors its funds from operations and evaluates its dividend policy and capital spending plans.

The Company's financial objectives and strategy over the last two completed fiscal years as described above have remained substantially unchanged. These objectives and strategy are reviewed on an annual basis and Baytex believes its financial metrics are within acceptable limits pursuant to its capital management objectives.

25.  SUBSEQUENT EVENTS

On February 6, 2014, Baytex entered an agreement to acquire all of the ordinary shares of Aurora Oil & Gas Ltd. ("Aurora") for A$4.10 (Australian dollars) per share by way of a scheme of arrangement under Part 5.1 of the Corporations Act 2001 (Australia) (the "Arrangement"). The total purchase price for Aurora is estimated at $2.6 billion (including the assumption of approximately $0.7 billion of indebtedness). Aurora's assets are primarily in Texas, USA.

The Arrangement is subject to a number of customary closing conditions, including the receipt of required regulatory approvals and court approvals, as well as the approval of the shareholders of Aurora. Regulatory approvals include approval of the Australian Foreign Investment Review Board and the applicable approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR"), as amended. On March 4, 2014, the Company received approval from the Federal Trade Commission with respect to HSR. The Arrangement must be approved by: (i) at least 75% of the votes cast by Aurora shareholders; and (ii) by a majority, in number, of the Aurora shareholders who cast votes. The Arrangement is expected to close in late May 2014.

To finance the acquisition of Aurora, Baytex has completed a subscription receipt financing and entered into a commitment letter with a Canadian chartered bank to establish new credit facilities, as described in more detail below.

On February 6, 2014, Baytex entered into an agreement, on a "bought-deal" basis, with a syndicate of underwriters for an offering of 33,420,000 subscription receipts ("Subscription Receipts") at a price of $38.90 per Subscription Receipt with each Subscription Receipt entitling the holder thereof to receive, on closing of the Arrangement, one common share of the Company for aggregate gross proceeds of approximately $1.3 billion. The Company granted the underwriters an over-allotment option to purchase, on the same terms, up to an additional 5,013,000 Subscription Receipts. At the closing of the offering of the Subscription Receipts on February 24, 2014, Baytex issued 38,433,000 subscription receipts for aggregate gross proceeds of approximately $1.5 billion, which have been placed in escrow.

On February 6, 2014, Baytex entered into a commitment letter with a Canadian chartered bank for the provision of new revolving credit facilities in the amount of $1.0 billion (to replace the $850 million revolving credit facilities of Baytex Energy), new non-revolving facilities consisting of a $200 million term facility and a $1.3 billion equity bridge loan and a new borrowing base facility in the amount of US$300 million for a U.S. subsidiary of Aurora (to be established upon closing of the Arrangement as a replacement for an existing facility). As a result of the completion of the Subscription Receipt financing, the $1.3 billion equity bridge loan is no longer available.

Baytex Energy Corp.    2013 Annual Report    61

26.  CONSOLIDATING FINANCIAL INFORMATION – BASE SHELF PROSPECTUS

Baytex filed a Short Form Base Shelf Prospectus on October 25, 2013, with the securities regulatory authorities in each of the provinces of Canada (other than Québec) and a Registration Statement with the United States Securities and Exchange Commission (collectively, the "Shelf Prospectus"), to replace a Short Form Base Shelf Prospectus filed on August 4, 2011. The Shelf Prospectus allows Baytex to offer and issue common shares, subscription receipts, warrants, options and debt securities by way of one or more prospectus supplements at any time during the 25-month period that the Shelf Prospectus remains in place. The securities may be issued from time to time, at the discretion of Baytex, with an aggregate offering amount not to exceed $750 million.

Any debt securities issued by Baytex pursuant to the Shelf Prospectus will be guaranteed by all of its direct and indirect 100% owned material subsidiaries (the "Guarantor Subsidiaries"). The guarantees of the Guarantor Subsidiaries are full and unconditional and joint and several. These guarantees may in turn be guaranteed by Baytex. Other than investments in its subsidiaries and intercompany loans, Baytex has no independent assets or operations.

Pursuant to the credit agreement governing Baytex Energy's credit facilities, Baytex Energy and its subsidiaries are prohibited from paying dividends to their shareholders that would have, or would reasonably be expected to have, a material adverse effect or would adversely affect or impair the ability or capacity of Baytex Energy to pay or fulfill any of its obligations under the credit agreement. In addition, Baytex Energy may not permit any of its subsidiaries to pay any dividends during the continuance of a default or event of default under the credit agreement.

For purposes of this note, Baytex accounts for investments in their subsidiary undertakings at cost less impairment because one of the guarantor subsidiaries owns 100% of the non-guarantor subsidiary. If Baytex were to use equity accounting, the results for the period would be affected as indicated below.

Increase (decrease)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated

As at and for the year ended December 31, 2013
Total assets	$199,016	$81,798	$–	$(280,814)	$–
Total shareholders' equity	199,016	81,798	–	(280,814)	–
Net income	176,880	20,181	–	(197,061)	–
As at and for the year ended December 31, 2012
Total assets	$20,723	$26,112	$–	$(46,835)	$–
Total shareholders' equity	20,723	26,112	–	(46,835)	–

Net income	266,605	19,537	–	(286,142)	–

62    Baytex Energy Corp.    2013 Annual Report

The following tables present consolidating financial information prepared using the cost method as at December 31, 2013, and December 31, 2012 and for the years ended December 31, 2013 and 2012 for: 1) Baytex, on a stand-alone basis, 2) Guarantor subsidiaries, on a stand-alone basis, 3) non-guarantor subsidiaries, on a stand-alone basis and 4) Baytex, on a consolidated basis.

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated

As at December 31, 2013
Current assets	$–	$231,719	$13,528	$–	$245,247
Intercompany advances and investments	1,809,264	119,404	69,529	(1,998,197)	–
Non-current assets	–	2,453,087	–	–	2,453,087
Current liabilities	40,502	228,713	335	–	269,550
Intercompany payables	36,682	466,836	924	(504,442)	–
Non-current liabilities	449,595	696,704	–	–	1,146,299
Shareholders' equity	$1,282,485	$1,411,957	$81,798	$(1,493,755)	$1,282,485

As at December 31, 2012
Current assets	$4	$194,086	$249	$–	$194,339
Intercompany advances and investments	1,843,890	126,817	70,298	(2,041,005)	–
Non-current assets	2,435	2,341,303	–	–	2,343,738
Current liabilities	39,478	179,503	214	–	219,195
Intercompany payables	86,967	681,876	–	(768,843)	–
Non-current liabilities	441,195	578,275	–	–	1,019,470
Shareholders' equity	$1,278,689	$1,222,552	$70,333	$(1,272,162)	$1,299,412

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated

For the year ended December 31, 2013
Revenues, net of royalties	$30,475	$1,116,545	$20,387	$(51,997)	$1,115,410
Production, operation and exploration	–	285,805	–	–	285,805
Transportation and blending	–	158,841	–	–	158,841
General, administrative and share-based compensation	1,135	77,606	196	(1,135)	77,802
Financing, derivatives, foreign exchange and other gains/losses	41,375	55,839	10	(50,862)	46,362
Depletion and depreciation	–	328,953	–	–	328,953
Income tax expense	–	52,802	–	–	52,802
Equity in earnings	$176,880	$20,181	$–	$(197,061)	$–

Net income	$164,845	$176,880	$20,181	$(197,061)	$164,845
Other comprehensive income	$–	$13,946	$–	$–	$13,946

Baytex Energy Corp.    2013 Annual Report    63

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated

For the year ended December 31, 2012
Revenues, net of royalties	$27,970	$1,026,451	$19,804	$(49,276)	$1,024,949
Production, operation and exploration	–	244,577	–	–	244,577
Transportation and blending	–	207,240	–	–	207,240
General, administrative and share-based compensation	1,502	81,065	265	(1,502)	81,330
Financing, derivatives, foreign exchange and other gains/losses	34,442	(169,056)	2	(47,774)	(182,386)
Depletion and depreciation	–	297,797	–	–	297,797
Income tax expense	–	117,760	–	–	117,760
Equity in earnings	$–	$19,537	$–	$(19,537)	$–

Net income (loss)	$(7,974)	$266,605	$19,537	$(19,537)	$258,631
Other comprehensive (loss)	$–	$(8,916)	$–	$–	$(8,916)

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated

For the year ended December 31, 2013
Cash provided by (used in):
Operating activities	$29,373	$580,321	$28,782	$–	$638,476
Payment of dividends	(237,869)	–	–	–	(237,869)
Increase in bank loan	–	106,977	–	–	106,977
Change in intercompany loans	228,229	(233,523)	5,294	–	–
Increase in equity	10,586	–	–	–	10,586
Interest paid	(30,319)	8,097	(20,797)	–	(43,019)

Financing activities	$(29,373)	$(118,449)	$(15,503)	$–	$(163,325)
Additions to exploration and evaluation assets	–	(11,846)	–	–	(11,846)
Additions to oil and gas properties	–	(539,054)	–	–	(539,054)
Property acquisitions	–	(3,168)	–	–	(3,168)
Corporate acquisition	–	(3,586)	–	–	(3,586)
Proceeds from divestitures	–	45,836	–	–	45,836
Additions to other plant and equipment, net of disposals	–	(4,059)	–	–	(4,059)
Change in non-cash working capital	–	59,269	–	–	59,269

Investing activities	$–	$(456,608)	$–	$–	$(456,608)
Impact of foreign currency translation on cash balances	–	(2,012)	–	–	(2,012)
Change in cash	–	3,252	13,279	–	16,531
Cash, beginning of year	–	1,588	249	–	1,837

Cash, end of year	$–	$4,840	$13,528	$–	$18,368

64    Baytex Energy Corp.    2013 Annual Report

(thousands of Canadian dollars)	Baytex	Guarantor Subsidiaries	Non-guarantor Subsidiary	Consolidation Adjustments	Total Consolidated

For the year ended December 31, 2012
Cash provided by (used in):
Operating activities	$26,833	$554,803	$(4,331)	$–	$577,305
Payment of dividends	(214,720)	17,879	(17,879)	–	(214,720)
Increase in bank loan	–	(195,566)	–	–	(195,566)
Proceeds from issuance of long-term debt	293,690	–	–	–	293,690
Redemption of long-term debt	(156,863)	–	–	–	(156,863)
Change in intercompany loans	52,909	269,789	(322,698)	–	–
Increase in investments	–	(322,698)	–	322,698	–
Increase in equity	21,873	–	322,698	(322,698)	21,873
Interest paid	(23,722)	(33,947)	22,210	–	(35,459)

Financing activities	$(26,833)	$(264,543)	$4,331	$–	$(287,045)
Additions to exploration and evaluation assets	–	(13,406)	–	–	(13,406)
Additions to oil and gas properties	–	(405,219)	–	–	(405,219)
Property acquisitions	–	(144,042)	–	–	(144,042)
Proceeds from divestitures	–	314,978	–	–	314,978
Current income tax expense on divestiture	–	(10,162)	–	–	(10,162)
Additions to other plant and equipment, net of disposals	–	(6,338)	–	–	(6,338)
Change in non-cash working capital	–	(24,662)	–	–	(24,662)

Investing activities	$–	$(288,851)	$–	$–	$(288,851)
Impact of foreign currency translation on cash balances	–	(7,419)	–	–	(7,419)
Change in cash	–	(6,010)	–	–	(6,010)
Cash, beginning of year	–	7,847	–	–	7,847

Cash, end of year	$–	$1,837	$–	$–	$1,837

Baytex Energy Corp.    2013 Annual Report    65

Petroleum and Natural Gas Reserves as at December 31, 2013

Our reserves are evaluated by Sproule Associates Limited ("Sproule"), the independent qualified reserves evaluator for all of our oil and gas properties, in accordance with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" of the Canadian Securities Administrators ("NI 51-101"). The following table sets forth our gross and net reserves volumes at December 31, 2013 by product type and reserves category using Sproule's forecast prices and costs. Please note that the data in the table may not add due to rounding.

	Forecast Prices and Costs

	Heavy Oil		Bitumen		Light and Medium Crude Oil
Reserves Category	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
Proved
Developed Producing	41,526	30,985	7,422	6,719	10,129	7,958
Developed Non-Producing	8,944	7,404	3,491	3,083	28	24
Undeveloped	32,433	26,757	8,409	7,336	25,792	21,021

Total Proved	82,903	65,146	19,322	17,139	35,949	29,003
Probable	42,644	34,141	82,564	66,117	16,765	13,474

Total Proved Plus Probable	125,547	99,287	101,886	83,256	52,714	42,477

	Forecast Prices and Costs

	Natural Gas Liquids		Natural Gas		Oil Equivalent(3)
Reserves Category	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)

	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mboe)	(mboe)
Proved
Developed Producing	2,032	1,461	56,083	47,238	70,456	54,997
Developed Non-Producing	75	55	1,825	1,572	12,842	10,827
Undeveloped	965	675	51,757	40,936	76,226	62,611

Total Proved	3,073	2,191	109,665	89,745	159,524	128,436
Probable	3,469	2,421	78,895	60,721	158,591	126,273

Total Proved Plus Probable	6,542	4,611	188,561	150,466	318,115	254,709

Notes:

(1)
"Gross" reserves means the total working and royalty interest share of remaining recoverable reserves owned by Baytex before deductions of royalties payable to others.
(2)
"Net" reserves means Baytex's gross reserves less all royalties payable to others.
(3)
Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

66    Baytex Energy Corp.    2013 Annual Report

Reserves Reconciliation

The following table reconciles the year-over-year changes in our gross reserves volumes by product type and reserves category using Sproule's forecast prices and costs. Please note that the data in table may not add due to rounding.

	Reconciliation of Gross Reserves(1)(2) By Principal Product Type Forecast Prices and Costs

	Heavy Oil			Bitumen
Gross Reserves Category	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable

	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
December 31, 2012	79,843	42,021	121,863	19,476	82,085	101,562
Extensions	19,212	5,865	25,078	560	240	800
Discoveries	10	6	17	–	–	–
Improved Recoveries	243	888	1,131	–	–	–
Technical Revisions	(2,535)	(6,609)	(9,145)	56	233	289
Acquisitions	–	–	–	–	–	–
Dispositions	–	–	–	–	–	–
Economic Factors	581	473	1,053	132	6	138
Production	(14,451)	–	(14,451)	(903)	–	(903)

December 31, 2013	82,903	42,644	125,547	19,322	82,564	101,886

	Light and Medium Crude Oil			Natural Gas Liquids
Gross Reserves Category	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable

	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)
December 31, 2012	25,119	14,079	39,199	5,788	3,424	9,212
Extensions	16,514	6,075	22,589	262	1,739	2,001
Discoveries	–	–	–	–	–	–
Improved Recoveries	–	–	–	–	–	–
Technical Revisions	(2,404)	(3,184)	(5,588)	(2,234)	(1,760)	(3,994)
Acquisitions	–	–	–	–	–	–
Dispositions	(1,156)	(379)	(1,535)	–	–	–
Economic Factors	179	173	352	(77)	66	(11)
Production	(2,303)	–	(2,303)	(666)	–	(666)

December 31, 2013	35,949	16,765	52,714	3,073	3,469	6,542

	Natural Gas			Oil Equivalent(3)
Gross Reserves Category	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable

	(mmcf)	(mmcf)	(mmcf)	(mboe)	(mboe)	(mboe)
December 31, 2012	79,308	39,257	118,565	143,444	148,152	291,597
Extensions	27,745	41,382	69,127	41,172	20,817	61,989
Discoveries	–	–	–	10	6	17
Improved Recoveries	–	–	–	243	888	1,131
Technical Revisions	20,051	(3,080)	16,971	(3,776)	(11,833)	(15,609)
Acquisitions	–	–	–	–	–	–
Dispositions	(22)	(4)	(26)	(1,160)	(379)	(1,540)
Economic Factors	(2,091)	1,341	(750)	466	941	1,407
Production	(15,326)	–	(15,326)	(20,877)	–	(20,877)

December 31, 2013	109,665	78,895	188,561	159,524	158,592	318,115

Notes:

(1)
"Gross" reserves means the total working and royalty interest share of remaining recoverable reserves owned by Baytex before deductions of royalties payable to others.
(2)
Reserves information as at December 31, 2013 and 2012 is prepared in accordance with NI 51-101.
(3)
Oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Baytex Energy Corp.    2013 Annual Report    67

Reserves Life Index

The following table sets forth our reserves life index based on proved and proved plus probable reserves at year-end 2013 and the mid-point of our 2014 production guidance of 61,000 boe/d.

		Reserves Life Index (years)

	Mid-Point of 2014 Production Guidance	Proved	Proved Plus Probable

Oil and NGL (bbl/d)	54,300	7.1	14.5
Natural Gas (mcf/d)	40,200	7.5	12.8

Oil Equivalent (boe/d)	61,000	7.2	14.3

Capital Program Efficiency

Based on the evaluation of our petroleum and natural gas reserves prepared in accordance with NI 51-101 by our independent qualified reserves evaluator, Sproule, the efficiency of our capital programs, including future development costs, as measured by finding and development ("F&D") costs, finding, development and acquisition ("FD&A") costs, production replacement ratio and recycle ratio, are summarized in the following table:

($millions except as otherwise noted)	2013	2012	2011	Three-Year Total/Average 2011 - 2013

Capital Expenditures
Exploration and development	$550.9	$418.6	$367.9	$1,337.4
Acquisitions (net of dispositions)	(39.1)	(170.9)	148.8	(61.2)

Total	$511.8	$247.7	$516.6	$1,276.1

Change in Future Development Costs
Proved	$261.5	$(50.1)	$315.4	$526.8
Proved plus probable	$354.3	$433.5	$253.3	$1,041.1
Proved Reserves Additions (mboe)
Exploration and development	38,117	18,411	27,151	83,679
Acquisitions (net of dispositions)	(1,160)	(11,769)	7,519	(5,410)

Total	36,957	6,642	34,670	78,269

Proved plus Probable Reserves Additions (mboe)
Exploration and development	48,936	33,659	30,033	112,628
Acquisitions (net of dispositions)	(1,540)	25,523	11,415	35,398

Total	47,396	59,182	41,448	148,027

F&D costs ($/boe)(1)
Proved	$22.34	$29.14	$23.66	$24.26
Proved plus probable	$19.30	$19.69	$19.02	$19.34
FD&A costs ($/boe)
Proved	$20.92	$29.75	$24.00	$23.03
Proved plus probable	$18.28	$11.51	$18.57	$15.65
Ratios (based on proved plus probable reserves)
Production replacement ratio(2)	227%	300%	227%	251%
Recycle ratio(3)	1.8x	2.7x	1.9x	2.1x

Notes:

(1)
The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total F&D costs related to reserves additions for that year.
(2)
Production Replacement ratio is calculated as total reserves additions (including acquisitions and divestitures) divided by annual production.
(3)
Recycle ratio is calculated as operating netback divided by FD&A costs (proved plus probable including FDC). Operating netback is calculated as revenue (including realized hedging gains and losses) minus royalties, operating expenses and transportation expenses.

68    Baytex Energy Corp.    2013 Annual Report

Net Present Value of Reserves (Forecast Prices and Costs)

The following table summarizes Sproule's estimate of the net present value before income taxes of the future net revenue attributable to our reserves using Sproule's forecast prices and costs (and excluding the impact of any hedging activities). Please note that the data in the table may not add due to rounding.

	Summary of Net Present Value of Future Net Revenue As at December 31, 2013 Before Income Taxes and Discounted at (%/year) Forecast Prices and Costs

Reserves Category	0%	5%	10%	15%	20%

	($000s)	($000s)	($000s)	($000s)	($000s)
Proved
Developed Producing	$2,132,314	$1,800,435	$1,572,541	$1,406,143	$1,279,038
Developed Non-Producing	396,448	310,251	249,035	204,183	170,432
Undeveloped	2,181,190	1,435,733	987,618	703,083	512,882

Total Proved	4,709,952	3,546,419	2,809,194	2,313,409	1,962,352
Probable	4,787,326	2,511,052	1,500,585	976,906	673,069

Total Proved Plus Probable	$9,497,278	$6,057,470	$4,309,779	$3,290,315	$2,635,421

The net present values noted in the table above do not include any value for future net revenue which may ultimately be generated from the contingent resources discussed below.

Sproule December 31, 2013 Forecast Prices

The following table summarizes the forecast prices used by Sproule in preparing the estimated reserves volumes and the net present values of future net revenues at December 31, 2013.

Year	WTI Cushing US$/bbl	Edmonton Par C$/bbl	Western Canada Select C$/bbl	AECO C-Spot C$/MMbtu	Inflation Rate %/Yr	Exchange Rate $Cdn/$US

2013 act.	97.98	93.24	74.20	3.13	0.8	0.971
2014	94.65	92.64	77.81	4.00	1.5	0.940
2015	88.37	89.31	75.02	3.99	1.5	0.940
2016	84.25	89.63	75.29	4.00	1.5	0.940
2017	95.52	101.62	85.36	4.93	1.5	0.940
2018	96.96	103.14	86.64	5.01	1.5	0.940
2019	98.41	104.69	87.94	5.09	1.5	0.940
2020	99.89	106.26	89.26	5.18	1.5	0.940
2021	101.38	107.86	90.60	5.26	1.5	0.940
2022	102.91	109.47	91.96	5.35	1.5	0.940
2023	104.45	111.12	93.34	5.43	1.5	0.940
2024	106.02	112.79	94.74	5.52	1.5	0.940
Thereafter	Escalation rate of 1.5%

Contingent Resources Assessment

We commissioned Sproule to conduct an assessment of contingent resources effective December 31, 2013 on two of our oil resource plays: the Bluesky in the Peace River area of Alberta, and the Bakken/Three Forks in North Dakota. We did not request Sproule to prepare an update of the estimate of contingent resources in the Lower Cretaceous Mannville Group for the Gemini Thermal Project as no developments had occurred that would have caused a change in the estimate made effective December 31, 2012. We also commissioned McDaniel & Associates Consultants Ltd. ("McDaniel") to conduct an assessment of contingent resources effective December 31, 2013 on the Lower Cretaceous Mannville Group in northeast Alberta.

Baytex Energy Corp.    2013 Annual Report    69

Contingent resources represents the quantity of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as reserves or commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. The outstanding contingencies applicable to our disclosed contingent resources do not include economic contingencies. Economic contingent resources are those resources that are currently economically recoverable based on specific forecasts of commodity prices and costs. The assigned contingent resources are categorized as economically recoverable based on economics completed at year-end 2012.

For the total of these four plays, Sproule and McDaniel's estimate of contingent resources ranges from 612 million barrels of oil equivalent and bitumen in the "low estimate" (C1) to 1,181 million barrels of oil equivalent and bitumen in the "high estimate" (C3), with a "best estimate" (C2) of 798 million barrels of oil equivalent and bitumen. Contingent resources are in addition to currently booked reserves.

The table below summarizes Sproule and McDaniel's estimates of economic contingent resources for the four plays by geographic area. The contingent resources assessments were prepared in accordance with the definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook and NI 51-101.

		Economic Contingent
(millions of barrels of oil		Resources (gross)(1)(2)(4)(5)
and bitumen)(3)	As of Date	Low(6)	Best(7)	High(8)

Peace River, Alberta	December 31, 2013	450	553	796
Northeast Alberta	December 31, 2013	66	125	196
Gemini Thermal Project – Cold Lake, Alberta	December 31, 2012	78	87	127
Bakken/Three Forks – North Dakota, USA	December 31, 2013	19	34	63

Total		612	798	1,181

Notes:

(1)
Contingent resources is defined in the Canadian Oil and Gas Evaluation Handbook as "those quantities of petroleum estimated to be potentially recoverable from known accumulations using established technology or technology under development, but which do not currently qualify as reserves or commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets."
(2)
Economic contingent resources are those resources that are currently economically recoverable based on specific forecasts of commodity prices and costs. The assigned contingent resources are categorized as economically recoverable based on economics completed at year-end 2012.
(3)
Under NI 51-101, naturally occurring hydrocarbons with a viscosity greater than 10,000 centipoise are classed as bitumen. All of the contingent resources at Peace River and the Gemini Thermal Project that will be recovered by thermal processes has a viscosity greater than this value; therefore, this component of the contingent resources is classified as bitumen under NI 51-101.
(4)
Sproule and McDaniel prepared the estimates of contingent resources shown for each property using deterministic principles and methods. Probabilistic aggregation of the low and high property estimates shown in the table might produce different total volumes than the arithmetic sums shown in the table. The total volumes presented in the table are arithmetic sums of multiple estimates of contingent resources, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of contingent resources and appreciate the differing probabilities of recovery associated with each class as explained herein.
(5)
Gross means the company's working interest share in the contingent resources before deducting royalties.
(6)
Low estimate (C1) is considered to be a conservative estimate of the quantity of resources that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. Those resources in the low estimate have the highest degree of certainty – a 90% confidence level – that the actual quantities recovered will equal or exceed the estimate.
(7)
Best estimate (C2) is considered to be the best estimate of the quantity of resources that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. Those resources in the best estimate have a 50% confidence level that the actual quantities recovered will equal or exceed the estimate.
(8)
High estimate (C3) is considered to be an optimistic estimate of the quantity of resources that will actually be recovered. It is unlikely that the actual remaining quantities of resources recovered will equal or exceed the high estimate. Those resources in the high estimate have a lower degree of certainty – a 10% confidence level – that the actual quantities recovered will equal or exceed the estimate.

70    Baytex Energy Corp.    2013 Annual Report

Advisory Regarding Oil and Gas Information

The reserves information contained in this report has been prepared in accordance with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" of the Canadian Securities Administrators ("NI 51-101"). Complete NI 51-101 reserves disclosure will be included in our Annual Information Form for the year ended December 31, 2013. Listed below are cautionary statements that are specifically required by NI 51-101:

•
Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. BOEs may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

•
With respect to finding and development costs, the aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

•
This report contains estimates of the net present value of our future net revenue from our reserves. Such amounts do not represent the fair market value of our reserves.

This report contains estimates as of December 31, 2013 of the volumes of the contingent resources for our oil resource plays in the Bluesky in the Peace River area of Alberta, the Mannville group in northeast Alberta and the Bakken/Three Forks in North Dakota and as of December 31, 2012 for the Gemini Thermal Project in Cold Lake, Alberta. These estimates were prepared by independent qualified reserves evaluators.

"Contingent resources" is not, and should not be confused with, petroleum and natural gas reserves. "Contingent resources" is defined in the Canadian Oil and Gas Evaluation Handbook as: "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage." The outstanding contingencies applicable to our disclosed contingent resources do not include economic contingencies. Economic contingent resources are those resources that are currently economically recoverable based on specific forecasts of commodity prices and costs.

The primary contingencies which currently prevent the classification of the contingent resources as reserves consist of: preparation of firm development plans, including determination of the specific scope and timing of the project; project sanction; stakeholder and regulatory approvals; access to required services and field development infrastructure; oil prices; future drilling program and testing results; further reservoir delineation and studies; facility design work; limitations to development based on adverse topography or other surface restrictions; and the uncertainty regarding marketing and transportation of petroleum from development areas.

There is no certainty that it will be commercially viable to produce any portion of the contingent resources or that we will produce any portion of the volumes currently classified as contingent resources. The estimates of contingent resources involve implied assessment, based on certain estimates and assumptions, that the resources described exists in the quantities predicted or estimated and that the resources can be profitably produced in the future. The net present value of the future net revenue from the contingent resources does not necessarily represent the fair market value of the contingent resources.

The recovery and resources estimates provided herein are estimates only. Actual contingent resources (and any volumes that may be reclassified as reserves) and future production from such contingent resources may be greater than or less than the estimates provided herein.

References herein to average 30-day peak production rates and other short-term production rates are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells

Baytex Energy Corp.    2013 Annual Report    71

will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating aggregate production for us or the acquired assets. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, we caution that the test results should be considered to be preliminary.

ABBREVIATIONS

AECO	the natural gas storage facility located at Suffield, Alberta
bbl	barrel
bbl/d	barrel per day
boe*	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
COSO	Committee of Sponsoring Organizations of the Treadway Commission
DRIP	Dividend Reinvestment Plan
GAAP	generally accepted accounting principles
GJ	gigajoule
GJ/d	gigajoule per day
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
mbbl	thousand barrels
mboe*	thousand barrels of oil equivalent
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmBtu	million British Thermal Units
mmBtu/d	million British Thermal Units per day
mmcf	million cubic feet
mmcf/d	million cubic feet per day
NGL	natural gas liquids
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
TSX	Toronto Stock Exchange
WCS	Western Canadian Select
WTI	West Texas Intermediate
*
Oil equivalent amounts may be misleading, particularly if used in isolation. In accordance with NI 51-101, a boe conversion ratio for natural gas of 6 Mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

72    Baytex Energy Corp.    2013 Annual Report

CORPORATE INFORMATION BOARD OF DIRECTORS Raymond T. Chan Executive Chairman Baytex Energy Corp. James L. Bowzer President and Chief Executive Officer Baytex Energy Corp. John A. Brussa 3,4 Vice Chairman Burnet, Duckworth & Palmer LLP Edward Chwyl 2,3,4 Lead Independent Director Independent Businessman Naveen Dargan 1,2 Independent Businessman R.E.T (Rusty) Goepel 4 Senior Vice President Raymond James Ltd. Gregory K. Melchin 1 Independent Businessman Mary Ellen Peters 1,2 Independent Businesswoman Dale O. Shwed 3 President & Chief Executive Officer Crew Energy Inc. 1 Member of the Audit Committee 2 Member of the Compensation Committee 3 Member of the Reserves Committee 4 Member of the Nominating and Governance Committee HEAD OFFICE Baytex Energy Corp. Centennial Place, East Tower 2800, 520 - 3rd Avenue SW Calgary, Alberta T2P 0R3 Toll-free: 1-800-524-5521 T: 587-952-3000 F: 587-952-3001 www.baytexenergy.com OFFICERS Raymond T. Chan Executive Chairman James L. Bowzer President and Chief Executive Officer W. Derek Aylesworth Chief Financial Officer Marty L. Proctor Chief Operating Officer Daniel G. Anderson Vice President, U.S. Business Unit Kendall D. Arthur Vice President, Saskatchewan Business Unit Geoffrey J. Darcy Vice President, Marketing Murray J. Desrosiers Vice President, General Counsel and Corporate Secretary Brian G. Ector Vice President, Investor Relations Cameron A. Hercus Vice President, Corporate Development Mark Montemurro Vice President, Thermal Timothy R. Morris Vice President, U.S. Business Development Richard P. Ramsay Vice President, Alberta/B.C. Business Unit Gregory A. Sawchenko Vice President, Land AUDITORS Deloitte LLP BANKERS The Toronto-Dominion Bank Alberta Treasury Branches Bank of America Bank of Montreal Bank of Nova Scotia Barclays Bank PLC Canadian Imperial Bank of Commerce Caisse Centrale Desjardins Credit Suisse AG National Bank of Canada Royal Bank of Canada Société Générale Union Bank Wells Fargo Bank LEGAL COUNSEL Burnet, Duckworth & Palmer LLP RESERVES ENGINEERS Sproule Associates Limited TRANSFER AGENT Valiant Trust Company EXCHANGE LISTINGS Toronto Stock Exchange New York Stock Exchange Symbol: BTE

www.baytexenergy.com